UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Complete Genomics, Inc.

(Name of Subject Company)

Complete Genomics, Inc.

(Names of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

20454K104

(CUSIP Number of Class of Securities)

A. W. Homan

Senior Vice President, General Counsel and Secretary

Complete Genomics, Inc.

2071 Stierlin Court

Mountain View, California 94043

(650) 943-2800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Alan C. Mendelson

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Complete Genomics, Inc., a Delaware corporation (the “Company” or “Complete”). The address and telephone number of the Company’s principal executive offices are 2071 Stierlin Court, Mountain View, California 94043, (650) 943-2800.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, par value $0.001 per share (the “Shares”), of the Company. As of the close of business on September 21, 2012, 34,438,136 Shares were issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

Complete is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, business address and business telephone number are set forth in Item 1 above and are incorporated herein by reference. The Company’s website is www.completegenomics.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference, and should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Beta Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of BGI-Shenzhen, a company organized under the laws of the People’s Republic of China (“Parent” or “BGI”), pursuant to which Purchaser has offered to purchase all of the outstanding Shares at a price of $3.15 per Share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated September 25, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on September 25, 2012. The Offer to Purchase and related Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 15, 2012 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Complete. The Merger Agreement provides, among other things, that following the time Purchaser accepts for payment any Shares tendered and not validly withdrawn pursuant to the Offer (the “Completion of the Offer”), Purchaser will be merged with and into Complete (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”) upon the terms and conditions set forth in the Merger Agreement. As a result of the Merger, each Share (other than Shares owned by Parent, Purchaser or any of their respective subsidiaries, any Company subsidiary or in the treasury of the Company, and other than Shares held by stockholders who have perfected their statutory dissenters rights of appraisal under Section 262 of the General Corporation Law of the State of Delaware (“DGCL”)) will be converted into the right to receive the Offer Price, net to the seller in cash, without interest and less any applicable withholding taxes. Following the effective time of the Merger (the “Completion of the Merger”), Complete will continue as a wholly owned subsidiary of Parent (after the Completion of the Merger, Complete is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date of the Offer is midnight, New York City time, at the end of the day on Tuesday, October 23, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

According to the Schedule TO, the business address and telephone number for Parent are 11F-3, Main Building, Bei Shan Industrial Zone, Yantian District, Shenzhen, 518083, People’s Republic of China, +86-755-2235-4286 and the business address and telephone number for Purchaser are 11F-3, Main Building, Bei Shan Industrial Zone, Yantian District, Shenzhen, 518083, People’s Republic of China, +86-755-2235-4286.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, to the knowledge of Complete, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between (i) Complete or any of its affiliates, on the one hand, and (ii) (x) any of its executive officers, directors or affiliates, or (y) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between Complete, Parent and Purchaser.

Merger Agreement.

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO, are incorporated in this Schedule 14D-9 by reference. The summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement may be terminated under certain circumstances, including by Parent if the board of directors of Complete (the “Board of Directors” or “Company Board”) withdraws or changes its recommendation in support of the Offer prior to the expiration date of the Offer (as may be extended in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law), in which case, the Company may be required to pay Parent a termination fee of $4.0 million plus 4% of any amounts drawn under the Note (as defined below) (the “Breakup Fee”). In addition, if the Offer expires or terminates without any Shares being purchased or is not completed before December 14, 2012 (subject to an extension of 90 days under certain circumstances if certain regulatory approvals have not yet been obtained), either Parent or the Company may terminate the Merger Agreement subject to certain conditions. If prior to the date of any such termination, the Company enters into a contract relating to an acquisition proposal other than the Offer (subject to certain exceptions), fails to publicly reaffirm its recommendation in support of the Offer upon Parent’s written request or fails to recommend holders of Shares reject any tender or exchange offer relating to Shares (other than the Offer), then the Company may also be required to pay Parent the Breakup Fee.

The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. Furthermore, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by information in confidential disclosure schedules provided by the Company to Parent in connection with the signing of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to investors under federal securities laws. Therefore, the summary of the principal terms of the Merger Agreement in this Schedule 14D-9 and the copy of the Merger Agreement filed as an exhibit to this Schedule 14D-9 are intended to provide holders of Shares with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC.

Bridge Loan.

On September 15, 2012, in connection with entry into the Merger Agreement described above, the Company, Parent and BGI-HONGKONG Co., Limited, a limited company incorporated in Hong Kong and wholly owned subsidiary of Parent (the “Lender”), entered into a Convertible Subordinated Promissory Note (the “Note”). The summary of the Note is qualified in its entirety by reference to the Note, which has been included as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Pursuant to the terms of the Note, the Company may draw up to an aggregate principal amount of $30 million, with the first draw in the amount of $6 million to be funded by the Lender on or about October 1, 2012. Thereafter the Company may draw up to an additional $6 million once per calendar month beginning in November 2012 subject to certain conditions, including the Merger Agreement being in full force and the absence of certain events of default. All amounts drawn under the Note shall bear interest at six percent (6%) per annum and the Note will mature on the earlier of September 30, 2014, the occurrence of a change in control (customarily defined) or an event of default occurring.

The Note also contains covenants that restrict the Company’s ability to, among other things, incur or assume certain debt, merge or consolidate, materially change the nature of its business, make certain investments, acquire or dispose of assets, make guaranties or grant liens on its assets, make certain loans, advances or investments, declare dividends or make distributions or enter into transactions with affiliates. The Company may incur indebtedness that is subordinated to the indebtedness under the Note.

The events of default under the Note include payment defaults, material breaches of covenants, bankruptcy events and the occurrence of a continuing event of default under that certain Loan and Security Agreement between the Company and Oxford Finance LLC, dated as of March 25, 2011, as amended. In the case of a continuing event of default, the Lender may, declare due all unpaid principal amounts outstanding and exercise other customary remedies, subject in each case to the Subordination Agreements.

Confidentiality Agreement.

Parent and Complete entered into a confidentiality agreement, dated June 19, 2012 (the “Confidentiality Agreement”), during the course of discussions between such parties regarding a potential acquisition of Complete. Under the Confidentiality Agreement, Parent agreed, subject to certain exceptions, to keep non-public information concerning Complete confidential.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Overview.

Certain executive officers and directors of Complete may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of Complete’s stockholders generally. These interests may present these individuals with certain potential conflicts of interest.

In reaching its decision to approve the Merger Agreement and the Contemplated Transactions, the Company Board was aware of these potential conflicts of interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation.”

Consideration for Shares Tendered Pursuant to the Offer.

If the executive officers and directors of Complete who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Complete. As of September 21, 2012, the executive officers and directors of Complete and their respective affiliates beneficially owned, in the aggregate, 6,094,109 Shares, excluding vested and unvested equity awards, which are discussed below under “Treatment of Company Restricted Shares, Stock Options and Warrants.” If the directors, executive officers and their affiliates were to tender all 6,094,109 of these Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors, executive officers and their affiliates would receive an aggregate of $19,196,443 in cash, without interest and less any required withholding taxes.

Treatment of Company Restricted Stock Units, Stock Options and Warrants.

Treatment of Restricted Stock Units. Under the terms of the Merger Agreement, immediately prior to the Completion of the Merger, all outstanding restricted stock units (the “Restricted Stock Units”) under any equity award plan of Complete, including the 2006 Equity Incentive Plan or the 2010 Equity Incentive Award Plan (collectively, the “Equity Incentive Plans”) will be cancelled and their holders will be entitled to receive the Offer Price, for each cancelled Restricted Stock Unit, without interest and less any applicable withholding tax (such amount, the “Restricted Stock Unit Payment”). Such consideration will be payable by the Surviving Corporation as soon as practicable after the Completion of the Merger.

The table below sets forth information regarding the Restricted Stock Units held by Complete’s directors as of September 21, 2012 that would be exchanged at the Completion of the Merger into the right to receive the Restricted Stock Unit Payment, assuming that the Completion of the Merger occurs on January 31, 2013 for purposes of determining the number of Restricted Stock Units. No Complete executive officer holds Restricted Stock Units.

	Number of Restricted Stock Units to be Cancelled and Converted into the Restricted Stock Unit Payment	Aggregate Offer Price to be paid for Restricted Stock Units
Directors
Clifford A. Reid*	0	0
C. Thomas Caskey	4,834	15,227
Lewis J. Shuster	4,834	15,227
Charles P. Waite, Jr.	5,668	17,854
Robert T. Wall	4,834	15,227

Total	20,170	63,536

*	Dr. Reid is also an executive officer.

Treatment of Options. The Merger Agreement provides that all outstanding, unvested and unexercised options to purchase shares of Complete common stock under any Equity Incentive Plan (the “Options”) will become immediately vested and exercisable in full as of immediately before the Completion of the Merger. Any Options that are outstanding and unexercised as of immediately before the Completion of the Merger will be cancelled and each holder of any such cancelled Option will be entitled to receive for each Share subject to each Option a cash payment equal to the product of (1) the total number of shares of Complete common stock subject to such Option, multiplied by (2) the excess, if any, of the Offer Price, over the exercise price per Share subject to such Option, without interest and less any applicable tax withholding (such amount, the “Option Payment”). Such consideration will be payable by the Surviving Corporation as soon as practicable after the Completion of the Merger.

The table below sets forth information regarding the Options held by Complete’s directors and Named Executive Officers (as defined below) as of September 21, 2012 having an exercise price per Share less than $3.15 that would be exchanged at the Completion of the Merger into the right to receive the Option Payment, assuming that the Completion of the Merger occurs on January 31, 2013 for purposes of determining the number of Options subject to accelerated vesting.

	Vested Options to be Converted to the Option Payment		Unvested Options to be Accelerated and Converted to the Option Payment
	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Directors
Clifford A. Reid*	392,132	$1.72	253,291	$2.79
C. Thomas Caskey	14,055	2.42	6,445	1.91
Lewis J. Shuster	14,055	2.42	6,445	1.91
Charles P. Waite, Jr.	1,555	1.91	6,445	1.91
Robert T. Wall	1,555	1.91	6,445	1.91

Named Executive Officers
A. W. Homan	0	n/a	100,000	3.01
Ajay Bansal	94,625	2.73	83,375	2.84
Keith Raffel	10,417	3.01	39,583	3.01
Radoje T. Drmanac	176,118	1.59	81,913	2.23

Total	704,512	$1.87	583,942	$2.73

*	Dr. Reid is also an executive officer.

Treatment of Warrants. The Merger Agreement provides that all outstanding and unexercised warrants to purchase shares of Complete common stock (the “Warrants”) will become immediately vested and exercisable in full as of immediately before the Completion of the Merger. Any Warrants that are outstanding and unexercised as of immediately before the Completion of the Merger will be cancelled and each holder of any such cancelled Warrant will be entitled to receive for each Share subject to each Warrant a cash payment equal to the product of (1) the total number of shares of Complete common stock subject to such Warrant, multiplied by (2) the excess, if any, of the Offer Price, over the exercise price per Share subject to such Warrant, without interest and less any applicable tax withholding (such amount, the “Warrant Payment”). Such consideration will be payable by the Surviving Corporation as soon as practicable after the Completion of the Merger.

The tables below sets forth information regarding the Warrants held by Dr. Caskey, a director of Complete, as of September 21, 2012 having an exercise price per Share less than $3.15 that would become exercisable for the Warrant Payment at the Completion of the Merger. Other than Dr. Caskey, no Complete director holds Warrants. No Complete executive officer holds Warrants.

	Number of Warrants	Exercise Price of Warrants	Total Warrant Payments
C. Thomas Caskey	252	$1.50	$416

Severance Arrangements.

In accordance with our Executive Change in Control and Severance Plan that became effective in May 2011 (the “Executive Change in Control and Severance Plan”), we entered into severance arrangements with each of the named executive officers. These arrangements set forth the terms of each named executive officer’s severance in the event of his termination of employment under specified circumstances.

If Dr. Reid is terminated during the period of time commencing sixty days prior to a Change in Control and ending twelve months following the Change in Control (as defined in the Executive Change in Control and Severance Plan), the Company will provide Dr. Reid a lump sum cash payment equal to the sum of eighteen months’ of his base salary plus eighteen months of his targeted cash bonus. In addition, all stock options, restricted stock and other equity awards outstanding automatically vest in full and become fully exercisable. In addition, severance benefits would include reimbursement for group health continuation coverage premiums for him and his eligible dependents under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, for eighteen months. If Mr. Bansal, Mr. Homan, Mr. Raffel or Dr. Drmanac is terminated during the period of time commencing sixty days prior to a Change in Control and ending twelve months following the Change in Control (as defined in the Executive Change in Control and Severance Plan), the Company will provide him a cash lump sum payment equal to the sum of twelve months’ base salary and twelve months of his targeted cash bonus. In addition, all stock options, restricted stock and other equity awards outstanding automatically vest in full and become fully exercisable. In addition, severance benefits would include reimbursement for group health continuation coverage premiums for him and his eligible dependents under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, for twelve months.

The Named Executive Officers must timely provide a general release of claims against our Company in order to be eligible for any severance payments.

2012 Leadership Incentive Program.

Under the terms of our Company’s 2012 Leadership Incentive Program, in the event of a Change in Control (as defined in the Company’s 2010 Equity Incentive Award Plan) prior to the end of 2012, the 2012 Leadership Incentive Program will pay the greater of (a) 50% of each individual executive officer’s target bonus opportunity or (b) the actual bonus earned by the executive officer based on achievement through the date of the Change in Control relative to the goals under the program. Under the program, Dr. Reid will be paid $200,000, Mr. Homan $47,178, Mr. Bansal $62,700, Dr. Drmanac $61,800 and Mr. Raffel $61,800 if the bonus earned by these executive officers based on actual achievement relative to the goals under the program is less than 50% of the executive officer’s target bonus opportunity.

If an executive officer’s employment with the Company (or its successor) is involuntarily terminated by the Company (or its successor) without cause following a Change in Control and prior to the Payment Date of a bonus under the 2012 Leadership Incentive Program, the executive officer will not receive a bonus under that Program but will instead be paid the following amounts in accordance with their individual participation terms under the Company’s Executive Change in Control and Severance Plan: Dr. Reid $600,000; Mr. Homan $120,000; Mr. Bansal $125,400; Dr. Drmanac $123,600; and Mr. Raffel $123,600.

Summary of Potential Payments Upon Change in Control.

The table below contains a summary of the value of certain material payments and benefits payable to Complete’s executive officers and directors described in this section under the heading “—Arrangements between the Company and its Executive Officers, Directors and Affiliates.” Amounts shown in the table are estimates and assume, among other things, that each executive officer or director with Complete will have a qualifying termination of his employment on January, 31, 2013, after Completion of the Offer. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the related agreement, plan or arrangement and may materially differ from these estimates.

	Estimated Value of Severance Payments Related to Base Salary	Estimated Value of Severance Payments Related to Targeted Cash Bonus	Estimated Value of Continued Healthcare Benefits	Option Payments from Accelerated Options	Restricted Stock Unit Payments from Restricted Stock Units	Warrant Payments from Unvested Warrants	Total
Directors
Clifford A. Reid*	$600,000	$600,000	$18,452	$92,021	$0	$0	$1,310,473
C. Thomas Caskey	0	0	0	7,992	15,227	0	23,219
Lewis J. Shuster	0	0	0	7,992	15,227	0	23,219
Charles P. Waite, Jr.	0	0	0	7,992	17,854	0	25,846
Robert T. Wall	0	0	0	7,992	15,227	0	23,219

Named Executive Officers
A. W. Homan	300,000	120,000	21,777	14,000	0	0	441,777
Ajay Bansal	313,500	125,400	18,153	25,686	0	0	482,739
Keith Raffel	309,000	123,600	17,110	5,542	0	0	455,252
Radoje T. Drmanac	309,000	123,600	14,905	75,386	0	0	522,891

*	Dr. Reid is also a Named Executive Officer.

Tender and Support Agreement.

On September 15, 2012, in connection with the Offer, Clifford A. Reid, C. Thomas Caskey, Lewis J. Shuster, Charles P. Waite, Jr., Robert T. Wall, A. W. Homan, Ajay Bansal, Keith Raffel, Radoje T. Drmanac, OVP Venture Partners (and affiliated entities) and Essex Woodlands Health Ventures (and affiliated entities) (together, the “Supporting Stockholders”), each solely in their capacity as stockholders of Complete, entered into a tender and support agreement with Parent and Purchaser (the “Support Agreement”).

Under the terms of the Support Agreement, the Supporting Stockholders have agreed to tender all Shares now or hereafter acquired by them to Purchaser pursuant to the Offer. The Supporting Stockholders have also agreed to vote such Shares (or provide their written consent) in support of the Merger in the event stockholder approval is required to consummate the Merger. As of September 21, 2012, the Supporting Stockholders held 6,094,109 Shares. These Shares represent approximately 17.7% of the outstanding shares of Complete common stock, calculated on a fully diluted basis, as of September 21, 2012. The Support Agreement shall terminate in the event that the Merger Agreement is terminated in accordance with its terms, subject to a 180-day continuation of obligation for the Supporting Stockholders in certain circumstances set forth in the Support Agreement. The foregoing summary is qualified in its entirety by the Support Agreement, which is included as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Representation on the Company Board.

The Merger Agreement provides that, after the Completion of the Offer, Parent will be entitled to elect or designate to serve on the Company Board the number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement to effect these provisions) and (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser or any of their respective affiliates bears to the total number of Shares then outstanding (including, in each case, any outstanding securities of the Company that are convertible or exchangeable into or exercisable for Shares on an as-converted basis), provided that the number of Shares tendered in the Offer, together with the Shares then beneficially owned by Parent or Purchaser (if any), represents at least a majority of the Shares then outstanding (determined on a fully diluted basis). Upon request from Parent, Complete has agreed to take all actions reasonably necessary, including securing resignations of incumbent directors, and/or increasing the size of the Company Board, to enable Parent’s designees to be elected or designated to the Company Board. From and after the Completion of the Offer, to the extent requested by Parent, Complete must also cause the individuals designated by Purchaser to constitute the number of members (rounded up to the next whole number), as permitted by applicable law and the rules of The NASDAQ Global Market’s (“NASDAQ”), on (i) each committee of the Company Board and (ii) each board of directors of each of Complete’s subsidiaries (and each committee thereof) that represents at least the same percentage as individuals designated by Parent represent on the Company Board.

In the event that Parent’s directors are elected or designated to the Company Board, the Merger Agreement provides that until the Completion of the Merger, the Company will cause the Company Board to maintain three directors who were directors on the Merger Agreement date (the “Continuing Directors”). If any Continuing Director is unable to serve due to death, disability or resignation, the Company will take all necessary action (including creating a committee of the Company Board) so that the remaining Continuing Director(s) shall be entitled to elect or designate another person (or persons) to fill such vacancy, and such person (or persons) shall be deemed to be a Continuing Director for purposes of the Merger Agreement.

After Parent’s designees constitute a majority of the Company Board and prior to the Completion of the Merger, the affirmative vote of a majority of the Continuing Directors shall (in addition to the approvals of the Company Board or the stockholders of the Company as may be required by the Certificate of Incorporation of Complete, the bylaws of Complete or applicable law), be required for the Company to:

•	amend or terminate the Merger Agreement;

•	exercise or waive any of Complete’s rights, benefits or remedies under the Merger Agreement;

•	amend Complete’s Certificate of Incorporation or bylaws, except as otherwise contemplated by the Merger Agreement; or

•	take any other action of the Company Board under or in connection with the Merger Agreement.

The Continuing Directors will have the authority to retain such counsel (which may include the current counsel to the Company or the Company Board) and other advisors at the expense of the Company as determined by the Continuing Directors, and the authority to institute any action on behalf of the Company to enforce performance of the Merger Agreement.

The foregoing summary concerning representation on the Company Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Directors’ and Officers’ Insurance and Indemnification.

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or for any transaction from which the director derived an improper personal benefit. Article VI of Complete’s Certificate of Incorporation provides that no director shall be personally liable for any monetary damages for any breach of fiduciary duty, except to the extent the DGCL prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. In addition, the Company may advance expenses incurred in connection with any such proceeding upon, in the case of a current director or officer, receipt of an undertaking to repay the amounts so advanced if indemnification is ultimately not permitted. In the case of actions brought by or in the right of the corporation, such indemnification is limited to expenses and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances.

The Company has entered into indemnification agreements with its directors and executive officers (the “Indemnification Agreements”). The Indemnification Agreements provide rights that supplement those provided under the DGCL and in Complete’s Certificate of Incorporation and bylaws. The Indemnification Agreements provide for the indemnification of the indemnitee to the fullest extent permitted by Delaware law if indemnitee was, is or becomes a party to or witness or other participant in, or is threatened to be made a party to or otherwise involved in, any threatened, pending or completed action, hearing, inquiry, investigation, suit, or any other proceeding, whether civil, criminal, administrative, investigative or relating to any alternative dispute resolution mechanism, by reason of any event or occurrence related to the fact that indemnitee is or was a director, officer, employee or agent of Complete or any subsidiary of Complete, or is or was serving at the request of the Company as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action or inaction on the part of indemnitee while serving in such capacity. Under the Indemnification Agreements, indemnification will not be provided where (i) indemnitee is actually reimbursed pursuant to an insurance policy as may exist for the indemnitee’s benefit, except in respect of any indemnification exceeding the reimbursement under such insurance policy, (ii) claims are initiated or brought voluntarily by indemnitee, with certain limited exceptions, or (iii) the payment of profits arises from violations of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The foregoing summary of the Indemnification Agreements is qualified in its entirety by the Form of Indemnification Agreement, which is included as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference. Each of the Indemnification Agreements is substantially the same as the Form of Indemnification Agreement.

The Company also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

Pursuant to the Merger Agreement, Parent agreed that it will indemnify and hold harmless all current and former directors and officers of Complete or any of its subsidiaries (the “Covered Persons”) from and against any liabilities in connection with any claim, suit, proceeding or investigation with respect to matters occurring at or prior to the Completion of the Merger or with respect to the Merger Agreement, the Merger, the Offer and the Contemplated Transactions. In addition, the Merger Agreement provides that, through the sixth anniversary of the Completion of the Merger, the certificate of incorporation and bylaws of the Surviving Corporation shall contain indemnification provisions with respect to the Covered Persons that are no less favorable for periods prior to and including the Completion of the Merger than those set forth in Complete’s Certificate of Incorporation and bylaws as in effect on the date of the Merger Agreement. The Indemnification Agreements and other similar agreements with Covered Persons that survive the Merger will continue in full force and effect in accordance with their terms.

The Merger Agreement further provides that, through the sixth anniversary of the Completion of the Merger, the Surviving Corporation will maintain directors’ and officers’ liability insurance (“D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s current

D&O Insurance with respect to claims arising from facts or events that occurred on or before the Completion of the Merger. However, in no event will the Surviving Corporation be required to spend an annual premium amount in excess of 300% of the last annual premium paid by the Company for such insurance as of the date of the Merger Agreement.

The foregoing summary of directors’ and officers’ insurance and indemnification does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Employee Matters.

Parent will provide to each employee of Complete who continues to be employed by Parent or any subsidiary of Parent (including the Surviving Corporation) (i) annual base salary or base wages for a period of one (1) year following the Merger (or any earlier termination of employment) and (ii) benefits (including severance benefits) for a period of six (6) months following the Merger (or any earlier termination of employment) that are, in each case, no less favorable than the annual base salary or base wages and benefits provided to such employee by Complete immediately prior to the Merger. Parent has also agreed to, following the Merger, honor all employment, severance and change of control arrangements entered into between Complete and its employees.

Prior employment with Complete will, to the extent recognized by Complete, be taken into account in determining the eligibility for participation and levels of benefits (but not benefit accrual under any defined benefit plan or vesting under any plan) under all employee benefit plans maintained by Parent and any subsidiary of Parent for the benefit of the employees who continue to be employed after the Merger, except to the extent doing so would result in duplication of benefits. Parent has agreed to use its commercially reasonable efforts to waive any and all eligibility waiting periods for all health and welfare benefit plans and all pre-existing condition exclusions and actively-at-work requirements to the extent such conditions were inapplicable or waived under the comparable benefit plans of Complete. Additionally, Parent has agreed to credit each employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under the health benefit plans of Complete prior to the Merger during the year in which the Merger occurs for the purpose of determining deductible and out-of-pocket maximums under the health benefit plans of Parent for that year.

The foregoing summary of the continuing employee’s benefits does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

On September 15, 2012, the Company Board unanimously:

•	determined that the Offer and the Merger are in the best interests of Complete and its stockholders;

•	approved the Merger Agreement and the Contemplated Transactions, including the Offer and the Merger, in accordance with the DGCL;

•	declared that the Merger Agreement is advisable; and

•	resolved to recommend that Complete’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement.

Accordingly, and for the other reasons described in more detail below, the Company Board unanimously recommends that Complete’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement.

A letter to Complete’s stockholders, dated September 25, 2012, communicating the recommendation of the Company Board, as well as a press release, dated September 25, 2012, issued by Parent announcing the Offer, are included as Exhibits (a)(2)(B) and (a)(2)(D) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background of the Offer.

The Company Board and management regularly review the Company’s operating and strategic plans, both near-term and long-term, as well as potential strategic alternatives in an effort to enhance stockholder value. These reviews and discussions focus, among other things, on the opportunities and risks associated with: the Company’s business and financial condition; the rapidly changing technologies, demand and competition for whole human genome sequencing; and possible sources of additional financing, strategic relationships and other strategic options. The Company is still an early-stage company which has had net operating losses and negative cash flows from operations since its inception, with a new technology in a nascent industry for whole human genome sequencing, all of which has heightened the importance of these regular reviews and discussions.

In early 2012, the Company was continuing to invest in developing a next generation of sequencing systems, in its sales and marketing organization, and in expanding capacity, all to meet expected growth in demand for genome sequencing from research and translational medicine customers. The Company Board and management had also determined that the Company needed to continue certain research and development, undertake operational improvements and development clinical applications for genome sequencing, all to accelerate the Company’s growth and eventually reach cash-flow breakeven and profitability. For example, the Company had developed a new technology—long-fragment read (LFR) genome sequencing – that needed additional development to reach commercialization; the Company needed to automate its front-end biochemistry processes to reduce costs, improve quality, shorten turn-around time and increase throughput; the Company needed to complete development and integration of next generation, higher throughput, lower operating cost sequencing systems to meet expected growth in demand and improve gross margins; and the Company needed to obtain CLIA certification in order to provide genome sequencing to clinicians, and build a marketing and sales organization to develop that potentially large and untapped clinical opportunity. The Company was also in discussions with a key customer that was considering ordering from the Company as many as 24,000 genome sequences over a two-year period, which would have brought in significant revenue but also required significant capacity expansion. The Company did not have sufficient cash to fully finance all of these activities and thus needed to explore various alternatives for raising such capital.

On March 6, 2012, the Company Board held its regular meeting, with senior management in attendance. At such meeting the Company Board held discussions with two internationally recognized investment banking firms, one of which was Jefferies & Company, Inc. (“Jefferies”). Each investment banking firm discussed with the Company Board market conditions generally and potential financing opportunities for the Company and made recommendations on possible timing and structural alternatives in connection with financing strategies for the Company. At the time of this meeting of the Company Board, the Company was seeking to finalize negotiations on a sizeable contract with a key customer, which was expected to have a positive impact on the Company’s stock price and make a public offering possible and less dilutive.

In order to be able to raise cash quicker than other capital-raising structures would allow, the Company Board also approved at the same meeting an arrangement to raise up to $30 million through an At Market Issuance Sales Agreement (the “ATM Agreement”) with MLV & Co. LLC (“MLV”). The ATM Agreement allowed the Company to sell from time to time, at its option, shares of its common stock through MLV, as its sales agent. On March 12, 2012, the Company filed a prospectus supplement with the Securities and Exchange Commission to its existing “shelf” registration statement with respect to the sale of up to $30 million of the Company’s common stock through MLV pursuant to the ATM Agreement.

After entering into the ATM Agreement and filing the related prospectus supplement, the key customer that had been considering ordering up to 24,000 genome sequences from the Company notified the Company that the key customer was delaying the contemplated project and that no order was imminent. In addition, the trading price of the Company’s common stock did not trade higher than $3.29 per share during the month of March, and the Company Board and management were reluctant to raise capital through the ATM Agreement below this price because of the dilutive impact that it would have on the Company’s stockholders.

By March 31, 2012, the Company had a cash balance of approximately $63 million, term debt of approximately $23 million, a quarterly cash “burn” rate of over $20 million, limited prospects for raising cash through the ATM Agreement or otherwise through a public offering without significant stockholder dilution, and no prospect for raising cash through conventional debt given the Company’s negative cash flow and overall financial results and condition, as well as the Company’s existing debt (which was secured by most of the Company’s assets, and the Company’s lenders would not permit the Company from taking on additional debt). On April 4, 2012, the Company Board and management met to consider ways to restructure the Company to reduce its monthly cash “burn”, change its strategy and explore other strategic alternatives. Following that meeting, management initiated a review of various ways to restructure and refocus the Company and requested that Jefferies assist the Company in reviewing various strategic options available to the Company and discuss such options with the Company Board at its next meeting.

On May 2, 2012, the Company Board convened a regular meeting and, among other things, reviewed the Company’s financial results for the quarter ended March 31, 2012 and financial condition as of that date; received a presentation from management on how the Company might be restructured to reduce its cash “burn” and refocus its resources on greater growth prospects. At the request of the Company Board, representatives of Jefferies then joined the meeting and discussed with the Company Board current conditions in the capital and mergers and acquisitions markets generally, trends in the genome sequencing industry, the Company’s financial performance, institutional ownership in the Company, investor perceptions and expectations and the Company’s stock price performance, as well as potential strategies for the Company, including with respect to financing and the challenges in raising capital, and potential strategic merger partners. At the conclusion of this meeting, the Company Board instructed management to prepare a more detailed review and recommendation on a restructuring of the Company.

On May 11, 2012, the Company Board convened another special meeting with senior management in attendance. Management reported on the unlikelihood that the key customer order for sequencing of 24,000 genomes would ever be received; on the Company’s current cash position; and on the risks and dilution given the Company’s stock price of using the ATM Agreement to raise additional needed capital. Management also reviewed with the Company Board two alternative restructuring plans, including the estimated impacts of each on the Company’s cash “burn” and risks to revenue, but explained that more time was needed to more fully analyze these alternatives and make a final recommendation to the Company Board. The Company Board and management also discussed authorizing Jefferies to, in parallel, engage in high-level discussions with selected companies regarding possible strategic transactions with the Company such as an equity financing, a strategic partnership or an acquisition of the Company.

On May 21, 2012 the Company Board held a special meeting, at which time management reported on three strategic paths available to the Company: raise additional capital; be acquired; or conduct an asset sale in a “wind-down” of the Company. Management also reviewed with the Company Board management’s views of the two alternative restructuring plans previously reviewed with the Company Board, providing details on projected cash consumption, headcount reductions, strategic shift and risks of each. Representatives from Latham & Watkins LLP (“Latham & Watkins”), legal counsel to the Company, then reviewed with the Company Board various scenarios with respect to the Company’s term loans as well as the directors’ duties under Delaware law if the Company were to become insolvent. Representatives from Jefferies then joined the meeting and reviewed with the Company Board a number of potential strategic alternatives for the Company, including equity financing, strategic partnerships or an acquisition of the Company, addressing the challenges, timeframe and process considerations for each. Jefferies was then excused from the meeting. The Company Board determined that, subject to a conflicts review and fee negotiation, Jefferies should formally be engaged as financial advisor to the Company and assist the Company in exploring strategic alternatives. The Company Board also determined that management should continue, in parallel with that exploration of strategic alternatives, to develop a restructuring plan to quickly reduce the Company’s cash consumption.

The Company Board reconvened on May 22, 2012, at which management reported to the Company Board on management’s conflicts review and negotiations with Jefferies on the terms of its engagement as the Company’s financial advisor in connection with a possible strategic transaction. The Company Board then gave management authority to finalize the engagement of Jefferies, which was accomplished the next day, on May 23, 2012. The Company Board authorized Jefferies to make confidential, high-level approaches to selected companies considered most likely to be interested in an equity investment in, strategic partnership with or acquisition of the Company.

On June 1, 2012, the Company Board convened another special meeting with management and the Company’s legal and financial advisors in attendance. At this meeting, the Company Board received a final report and recommendation from management on a restructuring of the Company. After discussion, the Board approved a plan that eliminated approximately 55 employee positions, deferred capital expenditures, delayed capacity expansion, provided retention arrangements to remaining employees and focused the Company’s remaining resources toward moving as quickly as possible to being able to supply clinical-grade genome sequencing services to clinicians. Jefferies informed the Company Board of the high-level approaches made on the Company’s behalf to selected parties that might be interested in a strategic transaction with the Company, and the Company Board authorized management to publicly announce that the Company was exploring strategic alternatives and had engaged Jefferies as the Company’s financial advisor. The Company Board determined that making this announcement would increase the likelihood that all third parties with potential interest in a possible strategic transaction with the Company would be identified. The Company Board also authorized management to meet with any third parties that expressed interest in an equity investment in, strategic partnership with or acquisition of the Company.

On June 5, 2012, the Company issued a press release and filed a Periodic Report on Form 8-K announcing the restructuring plan and that the Company had engaged Jefferies as its financial advisor to assist in the Company’s review of strategic alternatives, including a merger, business combination, equity investment, or sale.

Beginning around May 22, 2012, in accordance with the Board’s directives, representatives of Jefferies contacted parties that might be interested in an equity investment in, strategic partnership with or acquisition of the Company. Over the next three weeks a total of 42 parties were contacted. Of those 42 parties, five parties entered into confidentiality agreements and received management presentations on the following dates:

•

Party A, a possible strategic acquirer, received a limited management presentation on May 25, 2012 (under a pre-existing confidentiality agreement dated March 29, 2012, entered into in connection with a possible commercial relationship);

•	Party B, a possible strategic acquirer, entered into a confidentiality agreement on or about May 29, 2012 and received a management presentation on May 29, 2012;

•	Party C, a possible strategic acquirer, entered into a confidentiality agreement on June 7, 2012 and received a management presentation on June 12, 2012;

•	Party D, a possible strategic acquirer, entered into a confidentiality agreement on June 7, 2012 and received a management presentation on June 12, 2012; and

•	Party E, a possible strategic acquirer, entered into a confidentiality agreement on June 12, 2012 and received a management presentation on June 13, 2012.

On June 14, 2012, the Company Board convened another special meeting with management and the Company’s legal and financial advisors in attendance. The Company Board was informed that 42 parties had been contacted, five parties (listed above) had received management presentations, three parties had expressed interest but not yet received management presentations, 13 parties were still determining their level of interest, two parties had received management presentations and had indicated that they were no longer interested (Parties A and B), and 19 parties had not expressed interest in a potential transaction with the Company. Following this update, the Company Board approved a timeline under which preliminary, non-binding indications of interest with respect to a strategic transaction with the Company would be requested from interested parties by June 29, 2012.

On June 15, 2012, at the request of the Company Board, Jefferies instructed the six parties that continued to express interest in a transaction with the Company—Parties C, D, E, F and H (both described below) and BGI – that written, non-binding, preliminary proposals for a transaction involving the sale of the Company should be submitted by June 29, 2012.

Management presentations were subsequently made to four additional parties:

•	Party F, a possible private equity investor, entered into a confidentiality agreement on June 14, 2012 and received a management presentation on June 21, 2012;

•	Party G, a possible private equity investor, entered into a confidentiality agreement on June 25, 2012 and received a management presentation on June 25, 2012;

•	Party H, a possible strategic acquirer, entered into a confidentiality agreement on June 25, 2012 and received a management presentation on June 26, 2012; and

•	BGI, entered into a confidentiality agreement on June 19, 2012 and received a management presentation on June 26 and 27, 2012.

Prior to the June 29, 2012 deadline, Parties C, D, E and G indicated that they were not interested in pursuing a transaction with the Company.

On July 2, 2012, Party H submitted a non-binding, preliminary proposal to acquire the Company, which included the following terms:

•

An aggregate cash purchase price in the range of $45-$65 million (equivalent to approximately $1.33-$1.92 per share, which was below the $2.07 closing trading price of the Company’s stock on July 2, 2012);

•	Financed from cash-on-hand; and

•	Subject to normal diligence and usual and customary closing conditions.

On July 3, 2012, BGI submitted a written, non-binding, preliminary proposal to acquire the Company, which included the following terms:

•

A cash purchase price in the range of $3.00-$4.00 per share (which represented a 45-93% premium over the $2.04 per share closing price of the Company’s stock on June 4, 2012, the day before the Company publicly announced its exploration of strategic alternatives);

•	Financed with cash-on-hand and an existing credit facility (i.e., without a financing contingency); and

•	Subject to normal due diligence and usual and customary closing conditions.

On July 5, 2012, the Board held a special meeting with management and the Company’s legal and financial advisors in attendance, and was informed that a total of 43 parties had been contacted, nine parties had attended management presentations, four parties continued to express interest verbally in making an equity investment in the Company and preliminary proposals had been received from Party H and BGI to acquire the Company.

In addition, the Company Board was informed by representatives of Jefferies of the reasons indicated by the parties that had declined to make a proposal, including the following:

•	Party A declined because the strategic “fit” was not sufficiently compelling to overcome the Company’s financial situation (in particular its negative cash flow);

•	Party B declined because of concerns with the Company’s negative cash flow, technology risks and the competitive landscape;

•	Party C declined because the Company’s service-based business model did not fit Party C’s profile and market strategy;

•

Party D declined because of the Company’s negative cash flow, investment required to integrate the Company’s technology with their existing technology, and uncertain timing of demand for genome sequencing for clinical applications;

•	Party E declined because of the Company’s negative cash flow and uncertain timing of demand for genome sequencing for clinical applications;

•	Party F was still considering whether to propose a commercial genome sequencing arrangement in combination with an equity investment; and

•	Party G was still considering whether to propose an equity investment.

At this meeting, Latham & Watkins reviewed with the Company Board a preliminary assessment of the risks associated with obtaining approval by the U.S. Department of Justice or U.S. Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) of a transaction with Party H and with BGI. The Company Board was informed that (a) regulatory review under the HSR Act of a transaction with Company H would almost certainly trigger a so-called “second request” that would result in significant expense to the Company, take significant time to complete and have a high likelihood of resulting in an objection to a transaction with Party H if there was a viable alternative acquirer that was preferable from an antitrust standpoint to the reviewing agency; (b) BGI would be viewed by the reviewing agency as a preferable acquirer from an antitrust standpoint; (c) the reviewing agency therefore would likely approve an acquisition by Party H only if BGI was not a viable alternative acquirer.

In addition, the Company Board also received input from the Company’s management and representatives of Jefferies and Latham & Watkins, including with respect to the indicated valuations, forms of consideration, financing issues, conditions and contingencies, regulatory approvals and diligence requirements associated with each of these two indications of interest; the likelihood of securing equity investments; the process and likely timing for the two parties to complete due diligence and submit final, definitive proposals; the Company’s cash position; and the Company Board’s fiduciary duties. Following lengthy discussion, the Company Board determined that BGI and Party H should be permitted to conduct appropriate due diligence on the Company, that the Company’s representatives should continue discussions with both Party H and BGI and establish a process and timeline for eliciting final written proposals from both parties to acquire the Company. The Company Board determined that discussions with Party H should continue, despite concerns with whether approval under the HSR Act could be obtained for an acquisition by Party H, in the event BGI ceased to be a viable alternative transaction, in which case regulatory approval of a transaction with Party H was more likely to be obtained. The Company Board also determined that management and Jefferies should continue discussions with the parties that had expressed interest in possible equity investments in the Company.

On or about July 7, 2012, the Company sent a proposal to Party F describing a possible commercial arrangement under which the Company would provide whole human genome sequencing services to Party F and Party F would make an equity investment in the Company. On July 10, 2012, Party F indicated that it was not interested in further exploring a possible services arrangement with or acquisition of, or equity investment in, the Company given the Company’s negative cash flow.

On or about July 9, 2012, BGI and Party H received instructions to submit a final written proposal for an acquisition of the Company by July 31, 2012. Management immediately provided both BGI and Party H access to a “virtual data room” that had been populated with detailed information on the Company as well as access to the Company’s management, for purposes of conducting due diligence. BGI and Party H were also provided with a proposed draft of an Agreement and Plan of Merger prepared by Latham & Watkins, and were instructed to submit any proposed changes to that agreement with their final written proposal. Both parties undertook extensive due diligence, directly as well as through their respective financial and legal advisors. BGI’s due diligence included further direct discussions with members of the Company’s management team, interview of certain other employees and factory tours.

On or about July 16, 2012, another party, Party I, a significant stockholder of the Company and an affiliate of one of the members of the Company Board, approached the Company through such member of the Company Board to verbally express interest in leading an equity financing/recapitalization of Company. Party I was not previously contacted as a prospect for a strategic transaction. As a result of this indication of interest, the member of the Company Board with the relationship with Party I was recused from all discussion surrounding any proposed transaction while discussions were ongoing with Party I. After entering into a confidentiality agreement on July 27, 2012, various discussions occurred between representatives of Party I and the Company’s management and representatives of Jefferies regarding a possible transaction. On July 31, 2012, Party I notified the Company that it was no longer interested in making an equity investment in the Company given uncertain timing of demand for genome sequencing for clinical applications and related uncertainty with respect to the financing needs of the Company to reach the point that such demand could sustain the Company.

On July 17, 2012, Party G indicated that it was not interested in making an equity investment in the Company and did not provide a rationale for its decision.

On or about July 17, 2012, another party, Party J, verbally expressed to representatives of Jefferies its interest in leading a private equity financing/recapitalization of Company. Party J was not previously contacted as a prospect for a transaction with the Company. After entering into a confidentiality agreement on July 20, 2012, various discussions occurred between representatives of Party J and the Company’s management and other representatives regarding a possible transaction, and Party J conducted due diligence via the Company’s virtual data room and directly with the Company management. Party J was informed that it was behind in the process and would need to move quickly with its diligence and be in a position to submit a final written proposal by July 31, 2012, the same deadline for other parties in the process. On or about August 2, 2012, Party J indicated that it was no longer interested in making an equity investment in the Company given the Company’s negative cash flow and uncertain timing of demand for genome sequencing for clinical applications.

On July 17, 19 and 20, 2012, BGI and its representatives conducted by teleconference with the Company’s management and representatives additional finance, technology and intellectual property due diligence with respect to the Company.

On July 27, 2012, BGI’s financial advisor informed representatives of Jefferies that BGI could not complete its due diligence in time to submit a final written proposal by July 31, 2012, and that BGI needed up to an additional week to complete due diligence and assimilate the results. BGI’s financial advisors also informed representatives of Jefferies that BGI would need additional time to have discussions with its potential financing sources and obtain financing commitments.

During the afternoon of August 1, 2012, Party H submitted a revised non-binding proposal to acquire the Company, which included the following terms:

•

A per share cash purchase price of $2.25 (subject to an aggregate purchase price “cap” of $85 million on a fully-diluted basis), which represented approximately a 10% premium over the closing trading price of the Company’s common stock the day before it publicly announced its exploration of strategic alternatives on June 4, 2012, the average closing price of the Company’s common stock from June 5th through July 31st and the closing price of the Company’s common stock on August 1, 2012;

•	Financed with cash-on-hand;

•	Without any condition for further due diligence;

•	No approval required by Party H’s board of directors; and

•	Subject to negotiation of a definitive merger agreement.

Party H made this proposal subject to expiration on August 6, 2012. Party H also stated that if its proposal was acceptable, it would require that the Company execute an agreement to negotiate exclusively with Party H for a two-week period in order to negotiate a definitive agreement. The following day, Party H submitted a mark-up of the proposed merger agreement provided by the Company.

On August 2, 2012, the Company Board held its regular meeting with management and the Company’s legal and financial advisors in attendance. At that meeting, the Company Board was informed of Party H’s revised non-binding proposal and BGI’s request for additional time, until around August 6, 2012, to submit its final written proposal. For a number of reasons, including the per share price reflected in Party H’s proposal, the Company Board determined to not take further action with respect to Party H’s proposal until after giving BGI the additional time requested to submit its final proposal.

On August 6, 2012, BGI submitted a non-binding proposal to acquire the Company, along with a mark-up of the proposed merger agreement provided by the Company, which included the following terms:

•	A per share cash purchase price of $3.15, which represented approximately a 39% premium over the closing trading price of the Company’s stock on August 6, 2012;

•	Financed with cash-on-hand and proposed bank financing;

•	Subject to limited additional confirmatory due diligence on intellectual property matters;

•	Subject to approval of BGI’s board of directors; and

•	Subject to negotiation of a definitive merger agreement.

On August 8, 2012, the Company Board convened a special meeting with management and the Company’s legal and financial advisors in attendance. At this meeting, the Company Board reviewed the non-binding proposal from BGI and was informed that Party H had set an expiration date for its proposal because beyond that date Party H wanted to see investor reaction to the Company’s announcement of its second quarter financial results. The Company Board was informed of BGI’s terms and conditions, including specifics related to issues around financing and regulatory approvals. The Company Board was also informed of continuing discussions with Party H, despite the stated expiration of its August 1, 2012 proposal. Representatives of Latham & Watkins reviewed with the Company Board a comparison of BGI’s and Party H’s respective mark-ups of the Company’s proposed merger agreement. Following extensive discussion regarding BGI’s proposal, Party H’s expired proposal and the Company’s cash position, the Company Board determined that the Company’s management and financial and legal advisors should continue discussions with both Party H and BGI, to, among other issues, seek a renewed proposal from Party H at a higher valuation and with greater assurances on deal certainty, and seek assurances from BGI that it could quickly obtain the necessary committed financing.

On August 9 and 10, in accordance with the Company Board’s directives, Jefferies had various conversations with financial advisors for BGI and Party H. In addition, Dr. Reid had a conversation with a senior executive at Party H. In those conversations, Party H was informed that due to the valuation in its already-expired proposal, and a higher valuation received from another party, the Company would be proceeding with final negotiations with that other party but that the Company nevertheless remained open to continuing discussions with Party H. Representatives of Jefferies also reported to Party H that any further proposal from Party H would need to include a proposal for providing “bridge” financing in order to ensure the Company had adequate working capital during the pendency of any transaction between the parties, which period the Company and Party H expected could be lengthy because of likely antitrust review of such a transaction.

On August 10, 2012, Party H submitted a further revised non-binding proposal, which included the following terms:

•

A per share cash purchase price of $2.85, which represented approximately a 40% premium over the closing trading price of the Company’s stock the day before it publicly announced its exploration of strategic alternatives on June 4, 2012, and approximately at 25% premium over the average closing price of the Company’s stock from that June 4 date through August 10, 2012;

•	Financed with cash-on-hand;

•	A “bridge” financing facility of $20-$30 million of convertible debt that could be drawn down in monthly installments if the transaction did not close within 60 days; and

•	Subject to negotiation of a definitive agreement, support letters from key shareholders and final approval by Party H’s board of directors.

Party H also stated that its proposal would expire at midnight PDT on August 14, 2012 and, if its proposal was acceptable, Party H would request that the Company execute an agreement to negotiate exclusively with Party H for two weeks in order to negotiate a definitive agreement.

Following receipt of this proposal, on August 11 and 12, in accordance with the Company Board’s directives, representatives of Jefferies had conversations with Party H’s financial advisors. In addition, Dr. Reid had conversations with Party H’s CEO. In those conversations, Party H’s CEO was advised that Party H’s valuation was unacceptably low. Party H’s CEO indicated that Party H might be prepared to offer a higher price, but only after fully negotiating a definitive agreement, which he stated Party H was willing to proceed with quickly on a non-exclusive basis.

On August 15, 2012, the Company Board held a special meeting at which it received an update from Jefferies, Latham & Watkins and management regarding the discussions with BGI, including an assessment by Latham & Watkins of the regulatory impediments to entering into a transaction with BGI and an update from Jefferies regarding the status of BGI’s financing efforts. The Company Board also received an update on the most recent proposal from Party H and the subsequent discussions with its financial advisors and chief executive officer. Following that update and discussion, the Company Board determined to proceed as quickly as possible with negotiating definitive agreements with Party H but without a final price from Party H, and to continue negotiations with BGI as quickly as possible. Following the meeting, at the direction of the Company Board, representatives of Latham & Watkins delivered to Party H’s legal advisor a term sheet for the proposed “bridge” financing to be entered into contemporaneously with any merger agreement.

As instructed by the Company Board, during the next week the Company’s management and financial and legal advisors engaged in negotiations with Party H on the terms of a definitive Merger Agreement and a “bridge” financing facility.

In parallel with these negotiations, the Company’s management and financial and legal advisors responded to BGI’s financial and legal advisors on their remaining diligence requests and their markup of the Company’s proposed merger agreement, and, among other things, provided BGI with a term sheet for of a bridge financing facility (on terms similar to those proposed to Party H) and obtained more information on the regulatory approvals that BGI was required to obtain in China in order to consummate an acquisition of the Company. In the course of these discussions, BGI communicated that it expected to have obtained financing commitments by August 31, 2012.

On August 21, 2012, representatives of Latham & Watkins engaged in a conference call with legal counsel for Party H to discuss regulatory approval under the HSR Act and legal counsel for Party H expressed their concerns on whether the reviewing agency would approve an acquisition by Party H if there was any other viable alternative acquirer of the Company.

On August 22, 2012, the Company’s senior management and financial and legal advisors engaged in a conference call with certain of Party H’s senior management and its financial and legal advisors on key unresolved issues on the merger agreement and “bridge” financing. The parties made progress on a number of those issues, and each side agreed to further consider their positions on the unresolved issues.

On August 22, 2012, representatives of O’Melveny & Myers LLP (“O’Melveny”), legal counsel to BGI, and of Latham & Watkins engaged in a conference call to discuss issues in the revised draft of the merger agreement prepared by BGI and O’Melveny and previously delivered. On August 22, 2012, Latham & Watkins delivered to O’Melveny a revised draft of the merger agreement.

On August 23, 2012, the Company Board held a special meeting at which it received an update from management and from representatives of Jefferies and of Latham & Watkins regarding the negotiations with Party H and BGI. During that meeting, Dr. Reid stepped out to engage in a previously-scheduled telephone discussion with senior executives at Party H. During that call, Party H’s CEO stated that he believed the parties were within a day or two of finalizing the terms of a definitive merger agreement and the “bridge” financing. Party H’s CEO then stated that Party H was willing to raise its offer price to $3.00 per share, but that this was the best and final price that Party H would offer to acquire the Company.

Dr. Reid rejoined the Company Board meeting and reported on this discussion. Following an extensive deliberation, the Company Board determined that the Company’s management and financial and legal advisors should proceed as quickly as possible with finalizing definitive agreements with Party H, but inform Party H that the Company Board would be unable to accept Party H’s price or approve a transaction with Party H for approximately one week due to on-going negotiations with BGI (without identifying BGI) and at the same time proceed with fully negotiating a merger agreement, “bridge” financing and related documentation with BGI on the expectation that BGI would provide evidence of committed financing by August 31, 2012. The Company Board determined to pursue this strategy because Party H’s offer price was below BGI’s offer price, and due to concerns that a transaction with Party H was unlikely to obtain regulatory approval under the HSR Act as long as BGI was a viable alternative acquirer.

The next day, after Party H was informed by Dr. Reid of the Company Board’s decision to continue in a parallel process for up to another week, and the Party H CEO responded that Party H did not want to continue negotiating final terms of a merger agreement and bridge financing if the Company was simultaneously negotiating with another party.

On August 26, 2012, Latham & Watkins delivered a draft of the proposed tender and support agreement to O’Melveny. O’Melveny delivered comments to the tender and support agreement and to the prior draft of the merger agreement to Latham & Watkins on August 28, 2012. On August 29, 2012, representatives of O’Melveny and of Latham & Watkins engaged in a conference call to discuss issues in the revised draft of the merger agreement delivered by O’Melveny.

On August 29, 2012, BGI provided a letter from a financial entity in China setting forth that entity’s willingness to finance up to $120 million for BGI to acquire the Company at a price of $3.15 per share. That financing letter stated that it was conditioned upon, among other things, negotiation between such party and BGI of definitive terms and documentation.

On the morning of August 31, 2012, BGI provided a letter from a separate financial entity—The Export-Import Bank of China (“EIBC”) setting forth that bank’s willingness to finance up to $75 million for BGI to acquire the Company at a price of $3.15 per share. That financing letter similarly stated that it was conditioned upon, among other things, negotiation between EIBC and BGI of definitive terms and documentation. BGI’s financial advisors explained to representatives from Jefferies that BGI had determined not to proceed with financing from the entity that had provided the first commitment letter due to the higher cost of that financing, and instead would be proceeding with the financing from EIBC, which would be the lead lender along with two other financing sources which together would finance the proposed transaction. BGI’s financial advisors also stated that commitment letters from those two other financing sources were in the process of being obtained.

Later that morning of August 31, after receipt of the EIBC financing commitment letter, the Company Board held a special meeting at which it received an update from management and from representatives from Jefferies and of Latham & Watkins regarding Party H’s withdrawal from further discussions and the on-going discussions with BGI and its financial and legal advisors. Representatives from Jefferies and Latham & Watkins also reported to the Company Board on information they had obtained regarding EIBC and its financing commitment letter. The Company Board then directed management and the Company’s financial and legal advisors to proceed as quickly as possible with finalizing negotiations of definitive agreements with BGI, pending receipt of additional financing commitments for an acquisition of the Company by BGI.

During the next few days, the negotiations with BGI and its financial and legal advisors continued. On September 4, 2012, BGI provided letters from two additional banks in China—Agricultural Bank of China (“ABC”) and China Construction Bank (“CCB”)—setting forth their willingness to finance up to $32 million and RMB200 million (approximately $31 million), respectively, for BGI to acquire the Company. The Company’s financial and legal advisors promptly engaged with senior officials at ABC and CCB, as they had with EIBC, to review these financing commitment letters.

On September 5, 2012, the Company Board held a special meeting at which the Company Board received an update from management and from representatives of Jefferies and of Latham & Watkins regarding the on-going negotiations with BGI and information obtained from ABC and CCB regarding their financing commitment letters. The Company Board then directed management and the Company’s financial and legal advisors to proceed as quickly as possible with finalizing negotiations of definitive agreements with BGI while undertaking additional diligence on BGI’s contemplated financing of an acquisition of the Company.

On September 9, 2012, the Company Board held a special meeting at which it received an update from management and from representatives of Jefferies and Latham & Watkins regarding the negotiations with BGI and its financial and legal advisors. This update included a discussion of the demands made by BGI that the Company not be permitted to terminate the merger agreement in order to accept a superior acquisition proposal. It was noted that O’Melveny had specifically stated to Latham & Watkins on a conference call that BGI would not enter into a transaction in which the Company had a stand-alone right terminate the merger agreement in order to accept a superior acquisition proposal on the basis that the Company had publicly announced that it was for sale and had been actively auctioned for over three months, but that the Company Board would have the right (on the terms in the merger agreement) to change or withdraw its recommendation to its stockholders in the event the Company received a superior acquisition proposal. The Company Board discussed these issues in light of the public sale process the Company had undertaken, the lack of other viable strategic alternatives resulting from such process, and the Company’s weakening cash position and increasing rate of employee attrition. The Company Board then directed management and the Company’s financial and legal advisors to proceed as quickly as possible with finalizing negotiations of definitive agreements with BGI.

On September 10, 2012, Wang Jun, Chief Executive Officer of BGI, and Dr. Reid spoke by telephone and discussed the transaction in general and specific high level issues in the merger agreement and in the convertible subordinated promissory note for the “bridge” financing.

On September 12, 2012, the Company Board held a special meeting at which it received an update from management and from representatives of Jefferies and of Latham & Watkins regarding the negotiations with BGI and its financial and legal advisors. The Company Board then directed management and the Company’s financial and legal advisors to communicate to BGI and its financial and legal advisors the Company Board’s position on certain new terms proposed by BGI’s advisors that would have created significant deal uncertainty for the Company. Further negotiations occurred over the course of that day and evening.

On September 13, 2012, the Company Board held a special meeting at which it received an update from management and from representatives of Jefferies and of Latham & Watkins regarding the negotiations with BGI and its financial and legal advisors. The Company Board then directed management and the Company’s financial and legal advisors to communicate to BGI and its financial and legal advisors the Company Board’s position on certain terms.

Beginning on the afternoon of September 14, 2012, the Company Board held a special meeting at which it received an update from management and from representatives of Jefferies and of Latham & Watkins regarding the negotiations with BGI and its financial and legal advisors. This meeting was temporarily adjourned and reconvened that evening and again early the morning of September 15, 2012, while management and representatives of Jefferies and of Latham & Watkins engaged with BGI’s management, financial and legal advisors on remaining issues.

During the course of the meeting on September 14-15, 2012, the Company’s management and advisors informed the Company Board that BGI had agreed to the Company’s position on final terms as directed by the Company Board at its last meeting. At the Company Board’s request, Jefferies reviewed with the Company Board Jefferies’ financial analysis of the $3.15 per share cash consideration and, on September 15, 2012, Jefferies rendered to the Company Board an oral opinion, confirmed by delivery of a written opinion dated September 15, 2012, to the effect that, as of such date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its written opinion, the $3.15 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than BGI, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. The Company Board also received a presentation from Latham & Watkins regarding the terms of the Merger Agreement and related agreements (including the Note).

In the course of its deliberations, the Company Board considered a number of factors, described below under “Reasons for the Recommendation of the Company Board.” Following this discussion, the Company Board unanimously approved the $3.15 per share price and the other terms of the transaction, determined that the Offer and the Merger are in the best interests of the Company and its stockholders and declared the Merger Agreement advisable, approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and recommended that the stockholders of the Company accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement. In addition, the Compensation Committee of the Company Board approved certain employee benefit matters.

Following this meeting, on September 15, 2012, the Company, BGI and Purchaser executed and delivered the Merger Agreement and all signatories to the Tender and Support Agreements executed and delivered such agreement.

The next business day, on Monday, September 17, 2012, BGI and the Company issued a joint press release announcing the execution of the Merger Agreement.

On September 25, 2012, Purchaser commenced the Offer. During the pendency of the Offer, BGI and Purchaser intend to have ongoing contacts with the Company and its directors, officers and stockholders.

Reasons for the Recommendation.

In evaluating the Offer and the Merger, the Company Board consulted with Complete’s senior management and legal and financial advisors and, in the course of reaching its determination to approve the Merger Agreement and the Contemplated Transactions and to recommend that Complete’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement, the Company Board considered the following material factors relating to, and potential benefits of, the Offer and the Merger in determining to enter into the Merger Agreement and to recommend that the Company’s stockholders accept the Offer:

•

Premium to Market Price. The Company Board reviewed the historical market prices, volatility and trading information with respect to the Shares. Specifically, the Company Board noted that the $3.15 price to be paid for each Share represented a 54.4% premium over the closing price of the Shares on June 4, 2012 (the last trading day prior to announcement that the Company was exploring strategic alternatives), 30.2% premium over the 7-day volume weighted average closing price of the Shares on June 4, 2012 and a 25.5% premium over the 30-day volume weighted average closing price of the Shares on June 4, 2012.

•

Cash Consideration. The Company Board considered that the form of consideration to be paid to holders of Shares in the Offer and Merger would be cash, which would provide certainty of value and liquidity to the Company’s stockholders.

•

Opinion of the Company’s Financial Advisor. The Company Board considered the opinion of Jefferies, dated September 15, 2012, to the Company Board as to the fairness, from a financial point of view and as of such date, of the $3.15 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Purchaser and their respective affiliates), which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Jefferies as more fully described under the caption “Opinion of the Company’s Financial Advisor” below.

•

Complete’s Business and Financial Condition. The Company Board considered its familiarity with the business, operations, prospects, business strategy, properties, assets, cash position and financial condition of the Company, and the certainty of realizing in cash a premium value for the Shares in the Offer and Merger compared to the risk and uncertainty associated with the operation of the Company’s business in a highly competitive industry, particularly in light of the Company’s rapidly dwindling financial resources.

•

Publicly Announced Process; Review of Strategic Alternatives. The Company Board considered that the Company, with the assistance of its senior management and advisors, had conducted a robust and publicly announced process to solicit third-party interest in pursuing a variety of strategic alternatives with the Company. The Company Board believed that it had conducted a thorough review of various strategic alternatives, including remaining an independent company and pursuing the Company’s strategic plan, or pursuing a business combination transaction or other form of strategic transaction, such as an equity investment, with a third party and determined that the value offered to stockholders in the Offer and the Merger would be more favorable to the stockholders of the Company than the potential value reasonably available to the Company from any of these other strategic opportunities, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities.

•

Provision of Bridge Financing. The Company Board considered the up to $30 million of bridge financing that Parent agreed to provide (through one of its subsidiaries) during the course of the pendency of the transaction, which would allow the Company to continue to operate its business and would likely mitigate any liquidity issues that might arise during the pendency of the transaction.

•

Risks of Remaining Independent. The Company Board considered, after discussions with the Company’s management and advisors, the risks of remaining an independent company and pursuing the Company’s strategic plan, particularly in light of the Company’s rapidly dwindling cash reserves and inability to obtain additional debt or equity financing in the near term and the increasing pace of key employee attrition. As part of this review, the Company Board considered the likelihood that the Company’s existing lenders would soon declare an event of default under the Company’s existing credit facilities, which would likely result in the Company being rendered unable to pay its debts as they became due, if the Company could not demonstrate a viable plan for obtaining debt or equity financing in an amount adequate to support the Company’s ongoing operations.

•

Negotiations with Parent. The Company Board considered the course of negotiations between the Company and Parent, including the terms of the Merger Agreement and the bridge financing contemplated by the Note, and the Company Board’s belief, based on these negotiations, that this was the highest price per Share that Parent was willing to pay and that the terms negotiated to date were the most favorable terms to the Company to which Parent was willing to agree.

•

Likelihood of Completion. The Company Board considered its understanding that the Offer and the Merger likely would be completed based on, among other things, the commitments for debt financing obtained by Parent, discussions with the lenders providing such commitments, the absence of any significant antitrust risk, the lack of any condition requiring third party consents, and the limited number of other conditions to the Offer and Merger.

•

Extension of Offer. The Company Board considered the fact that, subject to its limited rights to terminate the Offer, Parent would be required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer were not satisfied as of such date.

•

Terms of the Merger Agreement. The Company Board considered the terms of the Merger Agreement, including the ability of the Company Board to withdraw or modify its recommendation in favor of the Offer and the Merger, subject to payment of the Breakup Fee, under certain circumstances specified in the Merger Agreement, including in the event of an unsolicited superior proposal by a third party to acquire the Company prior to completion of the Offer.

•

Reasonableness of Breakup Fee. The Company Board determined that the Breakup Fee would be within the customary range of breakup fees for transactions of this type, and that such a fee would not preclude another party from making a superior proposal.

•

Availability of Appraisal Rights. The Company Board considered the availability of statutory appraisal rights to the Company’s stockholders who choose not to tender their Shares in the Offer and who otherwise comply with all the required procedures under the DGCL, which would allow such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

The Company Board also considered a variety of risks and other potentially negative factors of the Offer, the Merger, the Merger Agreement and the Contemplated Transactions, including the following:

•

No Stockholder Participation in Future Growth or Earnings. The nature of the transaction as a cash transaction would prevent stockholders from participating in any future earnings or growth of the Company, and stockholders would not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engaged in future strategic or other transactions or as a result of improvements to the Company’s operations.

•

Taxable Consideration. The gains from the Merger or Contemplated Transactions would be taxable to stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

•

Effect of Public Announcement. The potentially negative effect of a public announcement of the Merger Agreement on the Company’s operations, customers and employees and its ability to attract and retain key management and personnel.

•	Effect of Failure to Complete Transactions. The potential negative effects if the Offer and the Merger and the Contemplated Transactions were not consummated, including:

•	the trading price of the Company’s common stock could be adversely affected;

•	the Company’s directors, officers, and other employees would have expended considerable time and effort to consummate the Merger or Contemplated Transactions, and the Company would have incurred significant transaction and opportunity costs attempting to consummate the Merger or Contemplated Transactions;

•	the Company could lose customers, suppliers, business partners and employees after the announcement of the entry into the Merger Agreement;

•	the Company’s business may be subject to significant disruption;

•	the market’s perceptions of the Company’s prospects could be adversely affected; and

•	the near certainty that the Company would not have sufficient cash reserves to continue business operations.

•

Interim Restrictions on Business. The restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger that require the Company to operate its business in the ordinary course of business and other restrictions, other than with the consent of Parent, that could delay or prevent the Company from undertaking business opportunities that could arise prior to the consummation of the Offer and the Merger.

•

Restrictions on Company Board’s Ability to Terminate the Merger Agreement. The restrictions on the Company’s ability under the Merger Agreement to terminate the Merger Agreement under certain circumstances, including the Company’s inability to terminate the Merger Agreement in order to accept a superior offer (although the Company Board still had the right to change or withdraw its recommendation in response to a superior offer on the terms described in the Merger Agreement).

•

Breakup Fee. The requirement that the Company pay a Breakup Fee of $4.0 million plus 4% of any amounts drawn under the Note if the Merger Agreement were to be terminated in certain circumstances, which potentially might deter third parties from making a competing offer for the Company prior to completion of the Offer.

•

Interests of the Company Board and Management. The possibility that the executive officers and directors of the Company could have interests in the transactions contemplated by the Merger Agreement that would be different from, or in addition to, those of the Company’s stockholders.

The foregoing discussion of the Company Board’s reasons for its recommendation to accept the Offer is not intended to be exhaustive, but addresses the material information and factors considered by the Company Board in its consideration of the Offer. The Company Board did not find it practicable to, and did not quantify or otherwise assign relative weights to, the specific reasons underlying its determination and recommendation. Rather, the Company Board viewed its determinations and recommendations as being based on the totality of the information and factors presented to and considered by the Company Board.

Certain Financial Forecasts.

Historically, the Company has not prepared and provided public guidance as to the Company’s projected annual financial performance measures with respect to the then current fiscal year .

In May 2012, the Company prepared certain limited financial forecasts regarding Complete’s possible future operations which were contained in the Company’s financial forecast (the “Financial Forecasts”). The Financial Forecasts were prepared at the direction of the Company Board as part of its ongoing strategic planning and were not intended to act as public guidance regarding the Company’s future financial performance. Materials significantly similar to the Financial Forecasts also were provided to Parent and the other potential purchasers as well as to the Company’s financial advisor.

The Financial Forecasts were necessarily based on a variety of assumptions and estimates. The assumptions and estimates underlying the Financial Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Complete’s control. The assumptions and estimates used to create the Financial Forecasts involve judgments made with respect to, among other things, sales growth rates, market size and growth rates, market share, future pricing, levels of operating expenses, and probability of success, all of which are difficult to predict. The Financial Forecasts also reflect assumptions as to certain business decisions that do not reflect any of the effects of the Contemplated Transactions, or any other changes that may in the future affect Complete or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Contemplated Transactions or otherwise. Accordingly, there can be no assurance that the assumptions and estimates used to prepare the Financial Forecasts will prove to be accurate, and actual results may materially differ. The Financial Forecasts are forward-looking statements and should not be relied upon as necessarily predictive of actual future results.

The inclusion of the Financial Forecasts in this Schedule 14D-9 should not be regarded as an indication that Complete or any of its representatives considered or consider the Financial Forecasts to be necessarily predictive of actual future events, and the Financial Forecasts should not be relied upon as such. Neither Complete nor any of its representatives has made or makes any representation regarding the information contained in the Financial Forecasts, and except as may be required by applicable securities laws, none of them intends to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Financial Forecasts are shown to be in error.

A summary of the material projected financial information that was included in the Financial Forecasts is set forth below.

		Projected Fiscal Year Ending December 31,				CAGR (%) CY’12- ’16P
($USD 000, except genomes and ASPs)	2012E	2013P	2014P	2015P	2016P
Genomes Shipped and Recognized	6,550	4,350	14,000	28,200	54,400
ASP ($)	$4,090	$4,655	$3,850	$3,356	$3,145

Revenue	$26,791	$20,250	$53,900	$94,650	$171,080	59.0%
% Growth	38.5%	(24.4%)	166.2%	75.6%	80.8%
Cost of Goods Sold per Genome ($)	$2,976	$3,700	$1,415	$898	$622
Cost of Goods Sold	19,492	16,094	19,814	25,313	33,818

Gross Profit	$7,299	$4,156	$34,086	$69,337	$137,262	108.2%
% Margin	27.2%	20.5%	63.2%	73.3%	80.2%
Research and Development	$22,455	$20,112	$21,316	$21,832	$25,432
Sales and Marketing	13,142	9,960	14,620	18,430	27,969
Corporate G&A	13,594	9,280	11,040	12,000	13,920
Ops G&A, Facilities, Corp. IT	9,853	7,843	9,200	11,000	12,100

EBITDA (Loss)	($51,745)	($43,039)	($22,090)	$6,075	$57,841	nm
Depreciation and Amortization	19,038	16,800	14,000	14,000	16,000

EBIT (Loss)	($70,784)	($59,839)	($36,090)	($7,925)	$41,841

	Projected Fiscal Quarter Ending						Projected Fiscal Year Ending December 31,
($USD millions)	09/30/12	12/31/12	03/31/13	06/30/13	09/30/13	12/31/13	2014P	2015P	2016P
Beginning Cash	$43.7	$26.6	$10.6	($7.1)	($23.6)	($40.2)	($53.2)	($97.9)	($107.9)
EBITDA	(10.3)	(11.0)	(13.0)	(11.9)	(11.2)	(7.0)	(22.1)	6.1	57.8
Capex	(2.5)	(1.5)	(2.0)	(2.5)	(3.0)	(3.0)	(12.0)	(12.0)	(14.0)
Working Capital Changes	(0.5)	(0.6)	0.1	0.7	0.5	(0.4)	(2.4)	(4.1)	(4.2)
Cash Interest Expense	(0.5)	(0.5)	(0.4)	(0.3)	(0.3)	(0.2)	(1.1)	0.0	0.0
Mandatory Debt Repayments	(2.3)	(2.4)	(2.4)	(2.5)	(2.6)	(2.4)	(7.2)	0.0	0.0
Cash Restructuring Charges	(0.9)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash Taxes Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Ending Cash	$26.6	$10.6	($7.1)	($23.6)	($40.2)	($53.2)	($97.9)	($107.9)	($68.3)
Beginning Debt	$21.1	$18.8	$16.4	$14.0	$11.5	$8.9	$6.5	$0.0	$0.0
Mandatory Debt Repayments	(2.3)	(2.4)	(2.4)	(2.5)	(2.6)	(2.4)	(7.2)	0.0	0.0
Ending Debt	18.8	16.4	14.0	11.5	8.9	6.5	0.0	0.0	0.0

Net Cash	$7.8	($5.8)	($21.1)	($35.1)	($49.0)	($59.6)	($97.9)	($107.9)	($68.3)

Although presented with numerical specificity, the Financial Forecasts are not fact and reflect numerous assumptions and estimates as to future events and the probability of such events made by the Company’s management, including assumptions and estimates noted above. Moreover, the Financial Forecasts are based on certain future business decisions that are subject to change. The Financial Forecasts generally take into account estimated taxes and existing net operating loss carry forwards.

The Financial Forecasts should be read together with the historical financial statements of the Company, which have been filed with the SEC, and the other information regarding the Company contained elsewhere in this Schedule 14D-9 and the Offer to Purchase. None of the Financial Forecasts were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Financial Forecasts do not purport to present operations in accordance with U.S. generally accepted accounting principles. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of such independent registered public accounting firm included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 relates to the Company’s historical financial information. It does not extend to the Financial Forecasts and should not be read as doing so.

The Financial Forecasts do not and should not be read to update, modify or affirm any prior financial guidance issued by the Company. You are cautioned not to place undue reliance on this information in making a decision as to whether to tender your Shares in the Offer.

Opinion of the Company’s Financial Advisor.

The Company has retained Jefferies as its financial advisor in connection with the Offer and the Merger. In connection with this engagement, the Company requested that Jefferies evaluate the fairness, from a financial point of view, of the $3.15 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares. On September 15, 2012, at a meeting of the Company Board held to evaluate the Offer and the Merger, Jefferies delivered to the Company Board an oral opinion, confirmed by delivery of a written opinion dated September 15, 2012, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the $3.15 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of Jefferies’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Jefferies. This opinion is attached as Annex I and is incorporated herein by reference. Jefferies’ opinion was provided for the use and benefit of the Company Board (in its capacity as such) in its evaluation of the per share cash consideration from a financial point of view and did not address any other aspect of the Offer or the Merger. The opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transactions or opportunity that might be available to the Company, nor did it address the Company’s underlying business decision to engage in the Offer and the Merger or the terms of the Merger Agreement or the documents referred to in the Merger Agreement, including any term, aspect or implication of the interim financing to be provided by a subsidiary of Parent to the Company prior to consummation of the Offer, any support agreements to be entered into by stockholders or any other agreements entered into in connection with the Offer and the Merger or otherwise. Jefferies’ opinion does not constitute a recommendation as to whether any stockholder should tender Shares in the Offer or how any stockholder should act with respect to the Offer, the Merger or any related matter. The following summary is qualified in its entirety by reference to the full text of Jefferies’ opinion.

In arriving at its opinion, Jefferies, among other things:

•	reviewed an execution version of the Merger Agreement provided to Jefferies on September 14, 2012;

•	reviewed certain publicly available financial and other information about the Company;

•

reviewed certain information furnished to Jefferies by the Company’s management relating to the Company’s business, operations and prospects, including financial forecasts and estimates prepared by the Company’s management;

•

held discussions with members of the Company’s senior management concerning the matters described in the two preceding bullets, including the liquidity needs of and capital resources available to the Company and going concern uncertainties;

•

following the Company’s public announcement that it was reviewing strategic alternatives, held discussions, at the Company’s direction, with third parties to solicit indications of interest in the possible acquisition of the Company;

•	reviewed the stock trading price history and implied multiples for Company common stock and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

•	compared the financial terms of the Offer and the Merger with the financial terms of certain other transactions that Jefferies deemed relevant; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of the Company’s management that it was not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor did Jefferies conduct a physical inspection of any of the properties or facilities of the Company, and Jefferies was not furnished with, and assumed no responsibility to obtain, any such evaluations, appraisals or physical inspections.

With respect to the financial forecasts provided to Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. Jefferies was informed, however, and assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company’s management as to the future financial performance of the Company. Jefferies expressed no opinion as to any such financial forecasts or the assumptions on which they were made. Jefferies noted that the Company’s consolidated financial statements for the fiscal year ended December 31, 2011 included an explanatory paragraph stating that the Company’s recurring losses from operations and significant negative cash flow from operations raise substantial doubt as to its ability to continue as a going concern. Jefferies also noted that, in the Company’s consolidated financial statements for the quarter ended June 30, 2012, the Company disclosed that, based on its current level of operations and anticipated growth, the Company’s cash and cash equivalents balances and interest income earned on such balances will not be sufficient to meet the anticipated cash requirements of the Company for the six months beyond June 30, 2012. The Company’s management also advised Jefferies that, in light of the foregoing and absent a sale of the Company or other alternatives, the Company would likely liquidate.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of Jefferies’ opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of the opinion. Jefferies made no independent investigation of any legal, accounting or tax matters affecting the Company and assumed the correctness in all respects material to its analysis of all legal, accounting and tax advice given to the Company or the Company Board, including, without limitation, advice as to the legal, accounting and tax consequences to the Company and its stockholders of the terms of, and transactions contemplated by, the Merger Agreement. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the Offer or the Merger to any holder of Shares. Jefferies assumed that the final form of the Merger Agreement would be substantially similar to the execution version reviewed by Jefferies. Jefferies also assumed that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the Offer and the Merger.

Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than holders of Shares as expressly set forth in its opinion. Jefferies expressed no opinion as to the price at which the Shares would trade at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Offer and the Merger relative to the per share cash consideration or otherwise. The issuance of Jefferies’ opinion was authorized by the Fairness Committee of Jefferies & Company, Inc.

In connection with rendering its opinion to the Company Board, Jefferies performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies and selected transactions analyses summarized below, no company or transaction used as a comparison was identical to the Company or the Offer and the Merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned. For purposes of the analyses described below, implied multiples for selected companies and selected transactions that were considered not meaningful or were not publicly available were not included in overall low to high multiples ranges.

Jefferies believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies’ analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of the Company in or underlying Jefferies’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities actually may be sold or acquired.

The per share cash consideration was determined through negotiation between the Company and Parent, and the decision by the Company to enter into the Merger Agreement was solely that of the Company Board. Jefferies’ opinion and financial analyses were only one of many factors considered by the Company Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Company Board or the Company’s management with respect to the Offer and the Merger or the consideration payable in the Offer and the Merger.

The following is a brief summary of the material financial analyses reviewed with the Company Board and performed by Jefferies in connection with its opinion. The order in which such summary is presented does not represent the relative importance of such analyses. In addition, the financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses.

Selected Companies Analysis. Jefferies reviewed selected financial and stock market data of the Company and the following seven selected publicly traded life sciences companies:

•	Abcam Plc

•	Fluidigm Corporation

•	Illumina, Inc.

•	Life Technologies Corporation

•	Luminex Corporation

•	Pacific Biosciences of California, Inc.

•	Qiagen N.V.

Jefferies reviewed enterprise values of the selected companies, calculated as fully diluted equity values based on closing stock prices on September 13, 2012 plus total debt, preferred equity and non-controlling interest, less cash and cash equivalents, as a multiple of calendar years 2012, 2013 and 2014 estimated revenue. The overall high, mean, median and low revenue multiples referenced in such analysis for the selected companies were 7.4x, 4.1x, 4.1x and (0.9x), respectively, for calendar year 2012, 6.3x, 3.6x, 3.8x and (1.0x), respectively for calendar year 2013 and 5.7x, 3.2x, 3.6x and (0.9x), respectively, for calendar year 2014. Jefferies then applied selected ranges of calendar years 2012, 2013 and 2014 estimated revenue multiples of 3.5x to 4.5x, 3.0x to 4.0x and 2.75x to 3.75x, respectively, derived from the selected companies to corresponding data of the Company. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of the Company were based on internal estimates of the

Company’s management. This analysis indicated the following approximate implied per share equity value reference ranges for the Company, as compared to the per share cash consideration:

Implied Per Share Equity Value Reference Ranges Based on:			Per Share Cash Consideration
CY2012E Revenue	CY2013E Revenue	CY2014E Revenue
$3.12 - $3.80	$2.26 - $2.79	$4.49 - $5.85	$3.15

Selected Transactions Analysis. Jefferies reviewed, to the extent publicly available, financial information for the following 51 selected transactions, 29 of which involved life sciences target companies, 16 of which involved clinical diagnostics products target companies and six of which involved clinical diagnostic services target companies:

Selected Life Sciences Companies Transactions
Announcement Date	Acquiror	Target
05/03/12	• Affymetrix, Inc.	• eBioscience Holding Company, Inc.
04/10/12	• Corning Incorporated	• Becton, Dickinson and Company (Discovery Labware Unit)
03/05/12	• Abcam Plc	• Epitomics International Inc.
02/13/12	• Linden Capital Partners	• SeraCare Life Sciences, Inc.
12/19/11	• Pall Corporation	• ForteBio, Inc.
10/05/11	• Bio-Rad Laboratories, Inc.	• QuantaLife, Inc.
09/08/11	• PerkinElmer, Inc.	• Caliper Life Sciences, Inc.
08/30/11	• Merck KGaA	• Amnis Corporation
07/25/11	• Brooks Automation, Inc.	• Nexus Biosystems, Inc.
04/28/11	• General Electric Company	• Applied Precision, Inc.
04/28/11	• Techne Corporation	• Tocris Holdings Limited
02/04/11	• Becton, Dickinson and Company	• Accuri Cytometers, Inc.
08/17/10	• Life Technologies Corporation	• Ion Torrent Systems Incorporated
05/27/10	• Thermo Fisher Scientific Inc.	• Fermentas International, Inc.
04/30/10	• Illumina, Inc.	• Helixis, Inc.
02/01/10	• Thermo Fisher Scientific Inc.	• Finnzymes Oy
09/02/09	• Danaher Corporation	• Life Technologies Corporation (50% stake in AB Sciex joint venture)
07/27/09	• Agilent Technologies, Inc.	• Varian, Inc.
06/12/08	• Invitrogen Corporation	• Applied Biosystems Inc.
02/04/08	• General Electric Company	• Whatman Plc
11/07/07	• Agilent Technologies, Inc.	• Velocity11
10/09/07	• Thermo Fisher Scientific Inc.	• NanoDrop Technologies LLC
06/19/07	• Roche Holding AG	• NimbleGen Systems Inc.
04/06/07	• Agilent Technologies, Inc.	• Stratagene Corporation
04/02/07	• Roche Holding AG	• CuraGen Corporation (454 Life Sciences Business)
11/12/06	• Illumina, Inc.	• Solexa, Inc.
12/27/05	• Applied Biosystems Inc.	• Ambion, Inc.
07/26/05	• Invitrogen Corporation	• BioSource International, Inc.
06/01/05	• Affymetrix, Inc.	• ParAllele BioScience, Inc.

Selected Clinical Diagnostics Products Companies Transactions
Announcement Date	Acquiror	Target
04/30/12	• Hologic, Inc.	• Gen-Probe Incorporated
07/19/11	• Roche Holding AG	• mtm laboratories AG
06/21/11	• Luminex Corporation	• EraGen Biosciences, Inc.
06/15/11	• Qiagen N.V.	• Ipsogen S.A.
07/20/10	• Fujirebio Inc.	• Innogenetics NV
10/23/09	• Becton, Dickinson and Company	• HandyLab, Inc.
10/06/09	• Gen-Probe Incorporated	• Prodesse, Inc.
01/30/09	• Gen-Probe Incorporated	• Tepnel Life Sciences plc
12/17/08	• Abbott Laboratories	• Ibis Biosciences, Inc.
10/07/08	• China Medical Technologies, Inc.	• Molecular Diagnostics Technologies Limited (Biosensor Chip System)
07/01/08	• Qiagen N.V.	• Corbett Life Science Pty. Ltd.
06/08/08	• Hologic, Inc.	• Third Wave Technologies, Inc.
04/25/08	• Solvay Pharmaceuticals S.A.	• Innogenetics N.V.
06/03/07	• Qiagen N.V.	• Digene Corporation
05/19/06	• Quest Diagnostics Incorporated	• Focus Diagnostics, Inc.
01/10/06	• Becton, Dickinson and Company	• GeneOhm Sciences, Inc.

Selected Clinical Diagnostics Services Companies Transactions
Announcement Date	Acquiror	Target
08/13/12	• Quintiles Transnational Corp.	• Expression Analysis, Inc.
10/22/10	• General Electric Company	• Clarient, Inc.
09/13/10	• Laboratory Corporation of America Holdings	• Genzyme Corporation (Genetics Division)
04/14/10	• PerkinElmer, Inc.	• Signature Genomic Laboratories, LLC
09/22/09	• Qiagen N.V.	• DxS Ltd.
06/23/09	• Laboratory Corporation of America Holdings	• Monogram Biosciences, Inc.

Jefferies reviewed enterprise values of the selected transactions, calculated as the purchase prices paid for the target companies’ equity plus total debt, preferred equity and non-controlling interest, less cash and cash equivalents, as a multiple, to the extent publicly available, of one fiscal year forward and two fiscal years forward estimated revenue. The overall high, mean, median and low revenue multiples referenced in such analysis for the selected transactions were 15.6x, 5.2x, 4.1x and 0.9x, respectively, for one fiscal year forward and 19.6x, 5.2x, 3.7x and 0.8x, respectively, for two fiscal years forward. Jefferies then applied a selected range of one fiscal year forward and two fiscal years forward revenue multiples of 4.0x to 6.0x and 3.0x to 5.0x, respectively, derived from the selected transactions to the Company’s calendar years 2013 and 2014 estimated revenue. Financial data of the selected transactions were based on publicly available information. Financial data of the Company were based on internal estimates of the Company’s management. This analysis indicated the following approximate implied per share equity value reference ranges for the Company, as compared to the per share cash consideration:

Implied Per Share Equity Value Reference Ranges Based on:		Per Share Cash Consideration
CY2013E Revenue	CY2014E Revenue
$2.79 - $3.82	$4.83 - $7.54	$3.15

Discounted Cash Flow Analysis. Jefferies performed a discounted cash flow analysis of the Company by calculating the estimated present value of (a) the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the second half of the fiscal year ending December 31, 2012 through the full fiscal year ending December 31, 2016 and (b) net operating loss carryforwards, referred to as NOLs, expected to be utilized by the Company’s management to reduce future federal taxes, in each case based on the Company’s public filings and internal estimates of the Company’s management. The implied terminal value of the Company was derived by applying to the Company’s fiscal year 2016 unlevered free cash flows a selected perpetuity growth rate range of 6.0% to 9.0%. Present values of cash flows, NOLs and terminal values were calculated using a discount rate range of 16.5% to 18.5%. This analysis indicated the following approximate implied per share equity value reference ranges for the Company both before and after taking into account the estimated present value of NOLs, as compared to the per share cash consideration:

Implied Per Share Equity Value Reference Ranges:		Per Share Cash Consideration
Without NOLs	With NOLs
$0.89 - $3.08	$2.24 - $4.56	$3.15

Other Information. Jefferies observed certain additional factors that were not considered part of Jefferies’ financial analysis with respect to its opinion but were noted for informational purposes, including premiums paid in 152 selected global healthcare transactions involving publicly traded target companies announced between January 1, 2006 and September 13, 2012 with transaction values of $50 million to $300 million that, after applying a selected range of premiums (based on the overall 25th percentile to 75th percentile derived from the closing stock prices of such target companies one trading day, one week and one month prior to public announcement of the relevant transaction) of 19% to 71% to the closing price of Company common stock on June 4, 2012 (the last trading day prior to announcement that the Company was exploring strategic alternatives), resulted in an implied per share equity value reference range for the Company of approximately $2.43 to $3.50.

Miscellaneous

Jefferies in the past has provided financial advisory and financing services to the Company and continues to do so and has received, and may receive, fees for the rendering of such services, including during the two-year period prior to the date hereof having received aggregate fees of approximately $2.85 million for acting as joint book-running manager in connection with the initial public offering and other equity offerings of the Company. Jefferies maintains a market in the securities of the Company and, in the ordinary course of business, Jefferies and its affiliates may trade or hold securities of the Company, Parent and/or their respective affiliates for Jefferies’ own account and for the accounts of Jefferies’ customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies may in the future seek to provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which Jefferies would expect to receive compensation.

Jefferies was selected to act as the Company’s financial advisor in connection with the Offer and the Merger because Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions generally and with the Company. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

For a description of the terms of Jefferies’ engagement as the Company’s financial advisor, see the discussion under “Item 5. Persons/Assets Retained, Employed, Compensated or Used” below.

Intent to Tender.

As discussed above under the heading “Arrangements with Principal Stockholders—Tender and Support Agreement” in Item 3, the Supporting Stockholders entered into the Support Agreement pursuant to which they have agreed, among other things, to validly tender or cause to be tendered, all of their Shares to Purchaser in the Offer. The Support Agreement is included as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

To the Company’s knowledge, all of Complete’s executive officers and directors intend to tender any Shares held of record or beneficially owned by them pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or any non-transferable restricted shares.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Under the terms of Jefferies’ engagement, the Company agreed to pay Jefferies for its financial advisory services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $3.3 million, a portion of which was payable upon delivery of Jefferies’ opinion and approximately $2.55 million of which is payable contingent upon completion of the Offer. In addition, the Company agreed to reimburse Jefferies for its expenses, including fees and expenses of counsel, and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or related matters.

Item 6.	Interest in Securities of the Subject Company.

Other than the grant of the Top-Up Option (as defined below) pursuant to the Merger Agreement, no transactions in the Shares during the past 60 days have been effected by Complete or, to its knowledge, by any of its executive officers, directors, affiliates or subsidiaries of Complete.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), Complete is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer for, or other acquisition of, the securities of Complete, any of its subsidiaries or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Complete or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Complete or any of its subsidiaries; or

•	any material change in the present dividend rate or policy, indebtedness or capitalization of Complete.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Company Board, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Clifford A. Reid, A. W. Homan, Ajay Bansal, Keith Raffel and Radoje T. Drmanac (together, our “Named Executive Officers”) that is based on or otherwise relates to the Offer and the Merger, assuming the following:

•	the Merger closed on September 21, 2012, the last practicable date prior to the filing of this Schedule 14D-9;

•

the Named Executive Officers were terminated without cause or experienced a constructive termination immediately following a change in control on September 21, 2012, which is the last practicable date prior to the filing of this Schedule 14D-9; and

•

each Named Executive Officer would be entitled to receive payment of the Named Executive Officer’s targeted cash bonus, assuming the Named Executive Officer was terminated without cause or experienced a constructive termination immediately following a change in control on September 21, 2012, which is the last practicable date prior to the filing of this Schedule 14D-9.

Golden Parachute Compensation

Name	Cash(1)	Equity	Pension/ NQDC	Perquisites/ Benefits(2)	Tax reimbursements	Other	Total
Clifford A. Reid	$1,200,000	$185,771	$0	$18,452	$0	$0	$1,404,223
A. W. Homan	420,000	14,000	0	21,777	0	0	455,777
Ajay Bansal	438,900	30,659	0	18,153	0	0	487,712
Keith Raffel	432,600	6,125	0	17,110	0	0	452,835
Radoje T. Drmanac	432,600	114,644	0	14,905	0	0	562,149

(1)	Amount reported constitutes 18 months’ of base salary and target bonus for Dr. Reid and 12 months’ of base salary and target bonus for other Named Executive Officers. The amount correlating to 12 and 18 months of base salary and target bonus only become payable upon a Named Executive Officer’s termination of employment without cause or resignation for good reason within the period commencing 60 days prior to the Merger and ending one year after the Merger. See “Item 3—Arrangements between the Company and its Executive Officers, Directors and Affiliates” for more information on these arrangements.
(2)	Amount reported constitutes expected premiums for COBRA continuation coverage for 18 months for Dr. Reid and 12 months for other Named Executive Officers. Such benefits are only provided in the event a Named Executive Officer’s termination of employment without cause or resignation for good reason within the period commencing 60 days prior to the Merger and ending one year after the Merger. See “Item 3—Arrangements between the Company and its Executive Officers, Directors and Affiliates” for more information on these arrangements.

Narrative to Golden Parachute Compensation Table

For more information relating to these arrangements, see “Item 3—Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

Anti-Takeover Statutes and Provisions.

As a Delaware corporation, Complete is subject to Section 203 of the DGCL. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and authorized by 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

A corporation may elect in its original certificate of incorporation or through a subsequent amendment to its certificate of incorporation or bylaws not to be governed by Section 203 of the DGCL. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with its “affiliates” and “associates,” owns (or, under certain circumstances, within three years prior did own) 15% or more of a Delaware corporation’s outstanding voting stock.

The Company Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the other Contemplated Transactions from the restrictions on business combinations contained in Section 203 of the DGCL.

Complete conducts business in a number of states which have enacted such anti-takeover laws. Should any person seek to apply any state anti-takeover law, Complete and Parent will, and are required by the Merger Agreement to, take all action necessary to render such statute inapplicable to the Merger and the Contemplated Transactions. Although the law is not entirely settled, federal cases have found state anti-takeover statutes unconstitutional as applied to corporations incorporated outside the state.

Appraisal Rights.

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is completed, stockholders who have not tendered their Shares in the Offer and have not voted in favor of the Merger Agreement or consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash (all such Shares, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger. Moreover, Parent could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Offer Price. Holders of the Shares should note that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not in any manner address, fair value under the DGCL. In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her or its right to appraisal as provided in the DGCL, the Shares of such stockholder will be deemed to have been converted as of the Completion of the Merger into the right to receive the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex II hereto. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the Offer Price. Notwithstanding anything to the contrary contained in the Merger Agreement, each of Parent, Purchaser and Complete have acknowledged and agreed in the Merger Agreement that in any appraisal proceeding under Section 262 of the DGCL with respect to Dissenting Shares, and to the fullest extent permitted by applicable law, the Surviving Corporation shall not assert that the Top-Up Option (as defined below), the Shares issued pursuant to the Top-Up Option (the “Top-Up Option Shares”) or any cash or promissory note delivered by Purchaser to Complete as payment for any Top-Up Option Shares should be considered in connection with the determination of the fair value of the Dissenting Shares in accordance with Section 262(h) of the DGCL.

Additional notices regarding appraisal rights will be sent to non-tendering holders of Shares in connection with the completion of the Merger.

Litigation.

On September 20, 2012, a purported stockholder of the Company filed an alleged class action lawsuit in the Superior Court for the state of California in the County of Santa Clara captioned Glenn Dietel v. Complete Genomics, Inc., et al. In addition to the Company, the suit names Parent, the Purchaser and the individual directors of the Company as defendants. The action is pending and defendants have 30 days from the service of the summons to file a responsive pleading with the Court. The Dietel action purports to be brought individually and on behalf of the public stockholders of the Company and alleges claims for breaches of fiduciary duties against the Company Board in connection with the proposed transaction and that the Company and Parent aided and abetted the purported breaches of fiduciary duties. The Dietel action seeks, among other things, preliminary and permanent injunctive relief prohibiting consummation of the proposed acquisition, rescission of the Merger Agreement and attorneys’ fees and costs.

On September 21, 2012, a purported stockholder of the Company filed an alleged class action lawsuit in the Court of Chancery of the State of Delaware, captioned Walter David McNeal v. Complete Genomics, Inc., et al. In addition to the Company, the suit names Parent, the Purchaser and the individual directors of the Company as defendants. The action is pending and defendants have 30 days from the service of the summons to file a responsive pleading with the Court. The McNeal action purports to be brought individually and on behalf of the public stockholders of the Company and alleges claims for breaches of fiduciary duties against the Company Board in connection with the proposed transaction and that the Company and Parent aided and abetted the purported breaches of fiduciary duties. The McNeal action seeks, among other things, preliminary and permanent injunctive relief prohibiting consummation of the proposed acquisition, rescission of the Merger Agreement and attorneys’ fees and costs.

On September 24, 2012, a purported stockholder of the Company filed an alleged class action lawsuit in the Superior Court for the state of California in the County of Santa Clara captioned Christopher Walsh v. Complete Genomics, Inc., et al. In addition to the Company, the suit names Parent, the Purchaser and the individual directors of the Company as defendants. The action is pending and defendants have 30 days from the service of the summons to file a responsive pleading with the Court. The Walsh action purports to be brought individually and on behalf of the public stockholders of the Company and alleges claims for breaches of fiduciary duties against the Company Board in connection with the proposed transaction and that the Company and Parent aided and abetted the purported breaches of fiduciary duties. The Walsh action seeks, among other things, preliminary and permanent injunctive relief prohibiting consummation of the proposed acquisition, rescission of the Merger Agreement and attorneys’ fees and costs.

Antitrust Compliance.

U.S. Antitrust Clearance

Under the HSR Act and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have expired or have otherwise terminated. These requirements apply to Parent’s and Purchaser’s acquisition of the Shares in the Offer.

Under the provisions of the HSR Act applicable to the Offer, the acquisition of the Shares in the Offer may be consummated following the expiration of a 15 calendar day waiting period following the receipt of Parent’s Notification and Report Form for Certain Mergers and Acquisitions (“HSR Form”) by the FTC and the Antitrust Division. The waiting period will not expire on the 15th calendar day if Parent voluntarily withdraws its initial HSR Form as a prelude to re-filing, Parent receives a request for additional information or documentary material from the FTC or the Antitrust Division, or the FTC grants early termination of the waiting period. Complete and Parent must each file an HSR Form within 10 business days after the date of the Merger Agreement.

The HSR waiting period is expected to expire or be terminated prior to the initial expiration date of the Offer unless it is extended by a request for additional information or documentary material from the FTC or the Antitrust Division concerning the Offer, or unless Parent withdraws its initial HSR Form. If, within the initial 15 calendar day waiting period, the FTC or the Antitrust Division issues a request for additional information or documentary material concerning the Offer, the waiting period will be extended for an additional period of 10 calendar days following the date that Parent certifies that it has substantially complied with that request, unless otherwise extended by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material may take a significant period of time.

At any time before or after the purchase of the Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, seeking the divestiture of the Shares purchased in the Offer or seeking the divestiture of substantial assets of Parent, Complete and their subsidiaries and affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

Exon-Florio

Under the Exon-Florio Amendment to the Defense Production Act of 1950 (the “Exon-Florio Amendment”), the President of the United States is authorized to prohibit or suspend acquisitions, mergers or takeovers by foreign persons of persons engaged in interstate commerce in the United States if the President determines that there is credible evidence that such foreign persons in exercising control of such acquired persons might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate authority to protect national security. Pursuant to the Exon-Florio Amendment, a party or parties to a transaction may provide a notification to the Committee on Foreign Investment in the United States (“CFIUS”), which has been designated to administer the Exon-Florio Amendment, for review of the transaction. Notification is not mandatory, but CFIUS has authority to self-initiate a review of a transaction in the absence of a voluntary notification, including after the transaction has closed.

Once a review has been initiated (whether by notification or CFIUS’s own initiative), CFIUS has 30 calendar days to decide whether to initiate a formal investigation. If CFIUS declines to investigate, the review process is complete. If CFIUS decides to investigate, it has 45 days in which to resolve the matter or prepare a recommendation to the President of the United States, who must then decide within 15 days whether to block the transaction. CFIUS may condition its clearance of a transaction upon commitments to be provided by the acquirer. These timetables may be extended in some circumstances if information is not provided as requested. Regardless of whether or not notification is made, there is no prohibition against the consummation of an acquisition, merger or takeover while a review is pending, but CFIUS retains jurisdiction to review a covered transaction following its consummation (unless a review was completed prior to closing).

Complete is engaged in interstate commerce in the United States and Parent is a foreign person, and therefore the Offer is potentially subject to examination under the Exon-Florio Amendment. Pursuant to the Merger Agreement, Parent and Complete intend promptly to file with CFIUS a notification of the Offer and the Merger in accordance with the Exon-Florio Amendment. There can be no assurance that CFIUS will not impose restrictions on the transaction(s) or will not determine to conduct an investigation of the proposed transaction, and, if an investigation is commenced, there can be no assurance regarding the ultimate outcome of such investigation.

Foreign Antitrust & Competition Law Clearances

Complete conducts business in many foreign countries. In connection with the purchase of the Shares in the Offer, the laws of certain of these foreign countries may require Parent, Complete and their subsidiaries and affiliates to make filings and provide information and documents to, and obtain the approval of, governmental authorities. Parent intends to make such filings with these governmental authorities in multiple foreign jurisdictions. Competition authorities in these and other jurisdictions may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the purchase of the Shares in the Offer and the Merger, or seek the divestiture of Shares acquired by Parent and Purchaser or the divestiture of substantial assets of Complete, Parent, and their subsidiaries and affiliates. There can be no assurance that Parent and Purchaser will obtain all required foreign antitrust approvals or clearances or that foreign competition authorities will not make a challenge to the Offer, or, if such a challenge is made, the result of that challenge.

People’s Republic of China Regulatory Approvals

Under the Anti-Monopoly Law of the People’s Republic of China which became effective in August 2008 (the “PRC Anti-Monopoly Law”), certain acquisition transactions may not be consummated unless notifications are filed with the National Development and Reform Commission (the “NDRC”) and the Ministry of Commerce (the “MOC”) and approvals are obtained from each. The purchase of Shares pursuant to the Offer is subject to such requirements. Parent must file notifications with the NDRC and the MOC within 10 business days after the date of the Merger Agreement. Subject to the receipt of approvals from both the NDRC and the MOC, the purchase of Shares pursuant to the Offer will also require notification to and approval by the State Administration of Foreign Exchange (the “SAFE”). The statutory review period of the SAFE is 20 working days from the date that the Chinese authorities deem the notification to be complete and formally accept it. There can be no assurance that Parent will obtain all required approvals or clearances under the laws of the People’s Republic of China or that the NDRC, the MOC or the SAFE will not make a challenge to the Offer, or, if such a challenge is made, the result of that challenge.

Top-Up Option.

Subject to the terms of the Merger Agreement, Complete has granted to Purchaser an option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, from Complete an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Parent or Purchaser at the time of such exercise, shall constitute one share more than ninety percent (90%) of the total Shares then outstanding on a fully diluted basis (and assuming the issuance of the Top-Up Option Shares).

The Top-Up Option is not exercisable unless, immediately after such exercise, Parent, Purchaser and their respective affiliates would hold, in the aggregate, at least 90% of the then-outstanding Shares. The number of Shares that may be issued pursuant to the Top-Up Option is also limited to the aggregate number of Shares that Complete is authorized to issue under its Certificate of Incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The obligation of Complete to issue such Shares is subject to there being no applicable law, order, injunction or other legal impediment prohibiting the exercise of the Top-Up Option or the issuance of the Top-Up Option Shares. As of September 21, 2012, there were a total of 300,000,000 authorized Shares under Complete’s Certificate of Incorporation, 34,438,136 Shares issued and outstanding, and 6,810,855 Shares reserved for issuance upon exercise of outstanding Options, Warrants or the vesting of Restricted Stock Units. As a result, as of September 21, 2012, the maximum number of Shares that could be issued under the Top-Up Option was 258,751,009 Shares. Based on the number of Shares outstanding as of September 21, 2012 and the conditions of the Merger Agreement, Parent, Purchaser and their respective affiliates would need to acquire approximately 59.9% of the outstanding Shares in order to exercise the Top-Up Option.

The Top-Up Option may be exercised by Purchaser, in whole or in part, at any time at or after the Completion of the Offer, and no exercise of the Top-Up Option shall be effective prior to the Completion of the Offer. The aggregate purchase price payable for the Shares being purchased by Purchaser pursuant to the Top-Up Option shall be determined by multiplying the number of such Shares by the Offer Price. Such purchase price must be paid by Purchaser by delivery of cash in an amount equal to the aggregate par value of the Top-Up Option Shares and a promissory note having a principal amount equal to the balance of such full purchase price. Any such promissory note shall be full recourse against Parent and Purchaser and (i) shall bear interest at the rate equal to the prime lending rate at the time such note is paid as published by The Wall Street Journal and (ii) may be prepaid, in whole or in part, without premium or penalty. The Top-Up Option is intended to expedite the timing of the Completion of the Merger by permitting Parent and Purchaser to effect a “short-form” merger pursuant to applicable Delaware law at a time when the adoption of the Merger Agreement at a meeting of Complete’s stockholders would be assured because their ownership would represent at least a majority of the voting power of all Shares entitled to vote at such a meeting, or provide such written consent, as is required to complete the Merger. The parties have agreed that Shares issued pursuant to the Top-Up Option and the consideration received therefor will not be considered in any statutory appraisal proceeding.

Short-Form Merger.

Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without any action on the part of the subsidiary or any other stockholders of the subsidiary. If Parent, Purchaser and their respective affiliates acquire at least 90% of the outstanding Shares, Parent, Purchaser and Complete shall take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable following the time such ownership is obtained in accordance with Section 253 of the DGCL.

Section 14(f) Information Statement.

The Information Statement attached as Exhibit (a)(1)(G) is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of Complete’s stockholders as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above and in the Information Statement, and is incorporated herein by reference.

Annual Report on Form 10-K.

For additional information regarding the business and the financial results of Complete, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated herein by reference except to the extent modified hereby and any amendments thereto when available.

Cautionary Note Regarding Forward-Looking Statements.

Certain statements either contained in or incorporated by reference into this Schedule 14D-9, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Parent and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of the Shares will be tendered in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Contemplated Transactions on the Company’s business and the fact that the announcement and pendency of the Contemplated Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of the Company, including the Company’s product development programs, clinical trials and results; legislative and regulatory activity and oversight; the continuing global economic uncertainty and other risks detailed in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated September 25, 2012 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of BGI-Shenzhen and Beta Acquisition Corporation, filed with the SEC on September 25, 2012).

(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of BGI-Shenzhen and Beta Acquisition Corporation, filed with the SEC on September 25, 2012).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO, filed by BGI-Shenzhen and Beta Acquisition Corporation, with the SEC on September 25, 2012).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO, filed by BGI-Shenzhen and Beta Acquisition Corporation, with the SEC on September 25, 2012).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO, filed by BGI-Shenzhen and Beta Acquisition Corporation, with the SEC on September 25, 2012).

(a)(1)(F)	Summary Newspaper Advertisement published in The New York Times on September 25, 2012 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO, filed by BGI-Shenzhen and Beta Acquisition Corporation, with the SEC on September 25, 2012).

(a)(1)(G)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.
(a)(2)(A)	General Corporation Law of the State of Delaware Section 262 attached as Annex II.

(a)(2)(B)	Letter, dated September 25, 2012, to Complete Genomics, Inc.’s stockholders.

(a)(2)(C)	Joint Press Release issued by BGI-Shenzhen and Complete Genomics, Inc. on September 17, 2012 (incorporated herein by reference to Exhibit 99.1 to Complete Genomics, Inc.’s Current Report on Form 8-K dated September 17, 2012).

(a)(2)(D)	Press Release issued by BGI-Shenzhen on September 25, 2012 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO, filed by BGI-Shenzhen and Beta Acquisition Corporation, with the SEC on September 25, 2012).

(e)(1)	Agreement and Plan of Merger, dated as of September 15, 2012, by and among BGI-Shenzhen, Beta Acquisition Corporation and Complete Genomics, Inc. (incorporated herein by reference to Exhibit 2.1 to Complete Genomics, Inc.’s Current Report on Form 8-K dated September 17, 2012).

Exhibit Number	Description

(e)(2)	Convertible Subordinated Promissory Note, dated September 15, 2012, by and between BGI-HONGKONG Co., Limited and Complete Genomics, Inc. (incorporated herein by reference to Exhibit 10.2 to Complete Genomics, Inc.’s Current Report on Form 8-K dated September 17, 2012).

(e)(3)	Tender and Support Agreement, dated as of September 15, 2012, by and among BGI-Shenzhen, Beta Acquisition Corporation and Clifford A. Reid, C. Thomas Caskey, Lewis J. Shuster, Charles P. Waite, Jr., Robert T. Wall, A. W. Homan, Ajay Bansal, Keith Raffel, Radoje T. Drmanac, OVP Venture Partners (and affiliated entities) and Essex Woodlands Health Ventures (and affiliated entities) (incorporated herein by reference to Exhibit 10.1 to Complete Genomics, Inc.’s Current Report on Form 8-K dated September 17, 2012).

(e)(4)	Form of Indemnification Agreement, entered into with Complete Genomics, Inc.’s directors and executive officers (incorporated herein by reference to Exhibit 10.2 to Complete Genomics, Inc.’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-168439) dated October 4, 2010).

(e)(5)	Complete Genomics, Inc. 2006 Equity Incentive Plan, as amended (incorporated herein by reference to Exhibits 10.6a and 10.6b to Complete Genomics, Inc.’s Registration Statement on Form S-1 (File No. 333-168439) dated July 30, 2010).

(e)(6)	Complete Genomics, Inc. 2010 Equity Incentive Award Plan (incorporated herein by reference to Exhibit 10.7a to Complete Genomics, Inc.’s Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-168439) dated October 20, 2010).

(e)(7)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2010 Equity Incentive Award Plan (incorporated herein by reference to Exhibit 10.7b to Complete Genomics, Inc.’s Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-168439) dated October 20, 2010).

(e)(8)	Offer letter employment agreement, by and between Complete Genomics, Inc. and Ajay Bansal, dated May 7, 2010 (incorporated herein by reference to Exhibit 10.10 to Complete Genomics, Inc.’s Registration Statement on Form S-1 (File No. 333-168439) dated July 30, 2010).

(e)(9)	Complete Genomics, Inc. Nonemployee Director Compensation Policy (incorporated herein by reference to Exhibit 10.14 to Complete Genomics, Inc.’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-168439) dated October 4, 2010).

(e)(10)	Complete Genomics, Inc. Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.15 to Complete Genomics, Inc.’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-168439) dated October 4, 2010).

(e)(11)	Offer Letter Employment Agreement, by and between Complete Genomics, Inc. and Keith Raffel, dated June 24, 2011 (incorporated herein by reference to Exhibit 10.1 to Complete Genomics, Inc.’s Quarterly Report on Form 10-Q dated August 15, 2011).

(e)(12)	Executive Change in Control and Severance Plan dated May 5, 2011 (incorporated herein by reference to Exhibit 10.17 to Complete Genomics, Inc.’s Annual Report on Form 10-K dated March 9, 2012).

(e)(13)	Leadership Incentive Plan dated April 11, 2011 (incorporated herein by reference to Exhibit 10.18 to Complete Genomics, Inc.’s Annual Report on Form 10-K dated March 9, 2012).

(e)(14)	Offer Letter Employment Agreement, by and between Complete Genomics, Inc. and Arthur W. Homan, dated March 7, 2012 (incorporated herein by reference to Exhibit 10.4 to Complete Genomics, Inc.’s Quarterly Report on Form 10-Q dated May 9, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

COMPLETE GENOMICS, INC.

By:	/s/ A. W. Homan
Name:	A. W. Homan

Title:	Senior Vice President, General Counsel and Secretary

Dated: September 25, 2012

ANNEX I

OPINION OF JEFFERIES & COMPANY, INC.

[LETTERHEAD OF JEFFERIES & COMPANY, INC.]

September 15, 2012

The Board of Directors

Complete Genomics, Inc.

2071 Stierlin Court

Mountain View, California 94043

The Board of Directors:

We understand that Complete Genomics, Inc. (“Complete Genomics”), BGI-Shenzhen (“BGI”) and Beta Acquisition Corporation, a wholly owned subsidiary of BGI (“Purchaser”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which (i) Purchaser will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.001 per share, of Complete Genomics (“Complete Genomics Common Stock”) at a purchase price of $3.15 per share in cash (the “Consideration”) and (ii) subsequent to the consummation of the Tender Offer, Purchaser will be merged with and into Complete Genomics (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding share of Complete Genomics Common Stock not previously tendered, other than shares held in the treasury of Complete Genomics or owned by any subsidiary of Complete Genomics, BGI, Purchaser or any of their respective subsidiaries (which shares will be cancelled) or as to which dissenters’ rights have been properly exercised, will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have asked for our opinion as to whether the Consideration to be received in the Transaction by holders of Complete Genomics Common Stock (other than BGI, Purchaser and their respective affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed an execution version provided to us on September 14, 2012 of the Agreement;

(ii)	reviewed certain publicly available financial and other information about Complete Genomics;

(iii)	reviewed certain information furnished to us by the management of Complete Genomics relating to the business, operations and prospects of Complete Genomics, including financial forecasts and estimates prepared by the management of Complete Genomics;

(iv)	held discussions with members of senior management of Complete Genomics concerning the matters described in clauses (ii) and (iii) above, including the liquidity needs of and capital resources available to Complete Genomics and going concern uncertainties;

(v)	following public announcement by Complete Genomics that it was reviewing strategic alternatives, held discussions, at the direction of Complete Genomics, with third parties to solicit indications of interest in the possible acquisition of Complete Genomics;

(vi)	reviewed the stock trading price history and implied multiples for Complete Genomics Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(vii)	compared the financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; and

(viii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

The Board of Directors

Complete Genomics, Inc.

September 15, 2012

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Complete Genomics or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of Complete Genomics that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise), nor did we conduct a physical inspection of any of the properties or facilities, of Complete Genomics and we have not been furnished with, and assume no responsibility to obtain, any such evaluations, appraisals or physical inspections.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. We have been informed, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Complete Genomics as to the future financial performance of Complete Genomics. We express no opinion as to any such financial forecasts or the assumptions on which they are made. As you are aware, Complete Genomics’ consolidated financial statements for the fiscal year ended December 31, 2011 included an explanatory paragraph stating that Complete Genomics’ recurring losses from operations and significant negative cash flow from operations raise substantial doubt as to its ability to continue as a going concern. We also note that, in Complete Genomics’ consolidated financial statements for the quarter ended June 30, 2012, Complete Genomics disclosed that, based on its current level of operations and anticipated growth, Complete Genomics’ cash and cash equivalents balances and interest income earned on such balances will not be sufficient to meet the anticipated cash requirements of Complete Genomics for the six months beyond June 30, 2012. Management of Complete Genomics also has advised us that, in light of the foregoing and absent a sale of Complete Genomics or other alternatives, Complete Genomics would likely liquidate.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal, accounting or tax matters affecting Complete Genomics, and we have assumed the correctness in all respects material to our analysis of all legal, accounting and tax advice given to Complete Genomics or its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences to Complete Genomics and its stockholders of the terms of, and transactions contemplated by, the Agreement. In addition, in preparing this opinion, we have not taken into account any tax consequences of the Transaction to any holder of Complete Genomics Common Stock. We have assumed that the final form of the Agreement will be substantially similar to the execution version reviewed by us. We also have assumed that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Complete Genomics or the Transaction.

It is understood that our opinion is for the use and benefit of the Board of Directors of Complete Genomics (in its capacity as such) in its evaluation of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Agreement as compared to any alternative transaction or opportunity that might be available to Complete Genomics, nor does it address the underlying business decision by Complete Genomics to engage in the Transaction or the terms of the Agreement or the documents referred to therein, including any term, aspect or implication of the interim financing to be provided by a subsidiary of BGI to Complete Genomics prior to consummation of the Transaction, any support agreements to be entered into by stockholders or any other agreements entered into in connection with the Transaction or otherwise. Our opinion

The Board of Directors

Complete Genomics, Inc.

September 15, 2012

does not constitute a recommendation as to whether any stockholder should tender shares of Complete Genomics Common Stock in the Tender Offer or how any stockholder should act with respect to the Transaction or any related matter. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Complete Genomics, other than holders of Complete Genomics Common Stock as expressly set forth herein. We express no opinion as to the price at which shares of Complete Genomics Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Complete Genomics’ officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration or otherwise. The issuance of our opinion has been authorized by the Fairness Committee of Jefferies & Company, Inc.

We have been engaged by Complete Genomics to act as its financial advisor in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and the principal portion of which is payable contingent upon consummation of the Tender Offer. We will be reimbursed for expenses incurred in connection with our engagement. Complete Genomics also has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We in the past have provided financial advisory and financing services to Complete Genomics and continue to do so and have received, and may receive, fees for the rendering of such services, including during the two-year period prior to the date hereof acting as joint book-running manager in connection with the initial public offering and other equity offerings of Complete Genomics. We maintain a market in the securities of Complete Genomics and, in the ordinary course of business, we and our affiliates may trade or hold securities of Complete Genomics, BGI and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may in the future seek to provide financial advisory and financing services to Complete Genomics, BGI or entities that are affiliated with Complete Genomics or BGI, for which we would expect to receive compensation.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Complete Genomics Common Stock (other than BGI, Purchaser and their respective affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Jefferies & Company, Inc.

JEFFERIES & COMPANY, INC.

ANNEX II

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE SECTION 262

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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